Exhibit 99.2

CRONOS GROUP INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2019

(in thousands of Canadian dollars)

GENERAL MATTERS

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Cronos Group Inc. is current as of November 11, 2019 and provides financial information for the three and nine months ended September 30, 2019. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and September 30, 2018, including the related notes thereto (the “Interim Financial Statements”), and the audited annual consolidated financial statements for the year ended December 31, 2018, including the related notes thereto and the related MD&A.

Unless otherwise noted or the context indicates otherwise, the “Company”, “Cronos Group”, “we”, “us” and “our” refer to Cronos Group Inc., its direct and indirect wholly-owned subsidiaries and, if applicable, its joint ventures and investments accounted for by the equity method.

The Company’s board of directors, on the recommendation of the audit committee, approved the Interim Financial Statements and this MD&A on November 11, 2019.

Basis of Presentation

This MD&A has been prepared in accordance with the MD&A disclosure requirements under National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators. The accompanying Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain totals, subtotals and percentages throughout this MD&A are calculated using the rounded numbers as they appear in the tables. All currency amounts herein are expressed in thousands of Canadian dollars, unless otherwise noted. All references to “dollars” or “$” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “AUD$” are to Australian dollars.

All references in this MD&A to “Q3 2019” and “Q3 2018” are to the fiscal quarters for the three months ended September 30, 2019 and September 30, 2018, respectively. All references in this MD&A to “YTD 2019” and “YTD 2018” are to the nine months ended September 30, 2019 and September 30, 2018, respectively. All references in this MD&A to “Q1 2019” and “Q2 2019” are to the fiscal quarter for the three months ended March 31, 2019 and the fiscal quarter for the three months ended June 30, 2019, respectively.

Non-IFRS Measures

This MD&A refers to certain non-IFRS measures. These measures are not recognized under IFRS, do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as a supplement to those IFRS measures to provide additional information regarding the Company’s results of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Each non-IFRS measure presented in this MD&A is reconciled to its most directly comparable IFRS measure.

Adjusted EBIT

Adjusted earnings before interest and tax (“Adjusted EBIT”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBIT is defined as net income or loss, excluding interest expense, interest income, deferred income tax expense or recovery, share-based payments, unrealized change in the fair value of biological assets, realized fair value adjustments on inventory sold, financing and transaction costs, gain on revaluation of derivative liabilities, gain on revaluation of financial liability, share of income or loss from investments in equity accounted investees and gain or loss on other investments. The Company believes that Adjusted EBIT is useful to compare its operating profitability across periods. See “Results of Operations – Reconciliation of Non-IFRS Measures” for a reconciliation of Adjusted EBIT to its most directly comparable IFRS measure.

Adjusted EBITDA

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBITDA is defined as Adjusted EBIT excluding depreciation and amortization. The Company believes that Adjusted EBITDA is useful to compare its ability to generate cash from operations across periods. See “Results of Operations – Reconciliation of Non-IFRS Measures” for a reconciliation of Adjusted EBITDA to its most directly comparable IFRS measure.

Definitions

Gross Profit before Fair Value Adjustments and Gross Margin before Fair Value Adjustments

Gross profit before fair value adjustments and gross margin before fair value adjustments are used by management to provide a better representation of performance in the period by excluding non-cash fair value measurements required by IFRS. Management believes these measures provide useful information as they represent the gross profit or gross margin for management purposes based on the Company’s complete cost to produce inventory sold, exclusive of any fair value measurements required by IFRS. Gross profit before fair value adjustments is defined as gross profit excluding any non-cash fair value adjustments on biological assets or inventory sold required by IFRS. Gross margin before fair value adjustments is defined as gross profit before fair value adjustments divided by net revenue.

Kilogram or Gram Equivalents

Kilogram or gram equivalents refer to the equivalent number of kilograms or grams of dried cannabis required to produce extracted cannabis in the form of cannabis oil in the Canadian market. The Company converts its cannabis oil to gram equivalents using a standard “equivalency factor” of one gram per four milliliters of cannabis oil. Any reference to “grams” or “kilograms” in this MD&A includes both grams of dried cannabis and gram equivalents, unless otherwise noted and identified as dried grams or gram equivalents.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact.

Forward-Looking Statements in this MD&A include, but are not limited to, statements with respect to:

•	the performance of our business and operations;
•	expectations regarding revenues, expenses and anticipated cash needs;
•	expectations regarding cash flow, liquidity and sources of funding;
•	our international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;
•

the expansion of our facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in the number of customers using our cannabis;
•	the expected growth in our growing, production and supply chain capacities;
•	expectations with respect to future production costs;
•	expectations with respect to future sales and distribution channels, including the ability to secure additional provincial and territorial listings;
•	the expected methods to be used by the Company to distribute and sell cannabis;
•	the competitive conditions of the industry;
•	expectations regarding the ongoing impact on the Company of the legalization of cannabis for adult-use in Canada and the Company’s ability to participate in such market;
•

the ongoing impact of the legalization of additional cannabis types and forms for adult-use in Canada, including federal, provincial, territorial and municipal regulations pertaining thereto, the related timing and impact thereof and our intentions to participate in such markets;

•

the legalization of the use of cannabis for medical- or adult-use in jurisdictions outside of Canada, the related timing and impact thereof and our intentions to participate in such markets, if and when such use is legalized;

•	expectations regarding the regulation of the hemp industry in the U.S., including the promulgation of final regulations for the hemp industry by the U.S. Department of Agriculture (the “USDA”);
•	laws and regulations and any amendments thereto applicable to our business and the impact thereof;
•	our ability to execute on our strategy and the anticipated benefits of such strategy;
•	the competitive advantages and business strategies of the Company;

•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;
•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;
•	our future product offerings;
•

the ability to successfully create and launch brands and further create and scale hemp-derived consumer products, including through the Company’s acquisition of Redwood and derivative products in Canada;

•	the anticipated future gross margins of our operations;
•	expectations regarding capital expenditures;
•	the Company’s ability or plans to identify, develop, commercialize or expand the Company’s technology and research and development initiatives in cannabinoids, or the success thereof;
•	accounting standards and estimates;
•	expectations regarding the resolution of litigation and legal proceedings;
•	expectations regarding the use of proceeds of equity financings, including the proceeds from the Altria Investment (as defined herein);
•	expectations regarding the costs and benefits associated with our contracts and agreements with third parties, including under our third-party supply, tolling and manufacturing agreements;
•

expectations regarding the potential success of, and the costs and benefits associated with, our joint ventures, strategic alliances and investees, including the strategic partnership (the “Ginkgo Strategic Partnership”) with Ginkgo Bioworks, Inc. (“Ginkgo”);

•	expectations regarding the costs and benefits associated with our recent acquisitions, including the Redwood Acquisition and the Cronos Fermentation Acquisition (each as defined herein);
•	the anticipated benefits and impact of the Altria Investment; and
•	the potential exercise of the Altria Warrant (as defined herein), including proceeds to the Company that may result therefrom.

Certain of the Forward-Looking Statements contained herein concerning the cannabis industry are based on estimates prepared by us using data from publicly available governmental sources, market research, industry analysis and on assumptions based on data and knowledge of this industry, which we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatement regarding any industry or government data or other information presented herein that is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which are described further below.

The Forward-Looking Statements contained herein are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including (i) management’s perceptions of historical trends, current conditions and expected future developments; (ii) our ability to generate cash flow from operations; (iii) general economic, financial market, regulatory and political conditions in which we operate; (iv) the production yields and output from Peace Naturals Project Inc. (“Peace Naturals”), Original BC Ltd. (“OGBC”) and our joint ventures, strategic alliances and investees; (v) consumer interest in our products; (vi) competition; (vii) anticipated and unanticipated costs; (viii) government regulation of our activities and products and in the areas of taxation and environmental protection; (ix) the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; (x) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (xi) our ability to conduct operations in a safe, efficient and effective manner; (xii) our construction plans and timeframe for completion of such plans; (xiii) our ability to integrate our recent acquisitions into our existing operations; and (xiv) other considerations that are believed to be appropriate in the circumstances, including that the foregoing factors, collectively, are not expected to have a material impact on us. While management of the Company considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct.

By their nature, Forward-Looking Statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the Forward-Looking Statements in this MD&A. Such factors include, without limitation, the risk that cost savings and any other synergies from the Altria Investment may not be fully realized or may take longer to realize than expected; disruption from the Altria Investment making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products, including hemp-derived products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; business strategies, growth opportunities and expected investment; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed under the heading “Risks and Uncertainties” in this MD&A and under the heading “Risk Factors” in our latest Annual Information Form dated March 25, 2019 (the “AIF”). Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on Forward-Looking Statements.

Forward-Looking Statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the Forward-Looking Statements may not be appropriate for any other purpose. While we believe that the assumptions and expectations reflected in the Forward-Looking Statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this MD&A and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

COMPANY OVERVIEW

General

Cronos Group is an innovative global cannabinoid company, with international production and distribution across five continents. The Company is engaged in the cultivation, manufacture, and marketing of cannabis and cannabis-derived products for the medical and adult-use markets. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s brand portfolio includes PEACE NATURALS™, a global health and wellness platform, two adult-use brands, COVE™ and Spinach™, and Lord Jones™, a hemp-derived cannabidiol (“CBD”) personal care brand.

Cronos Group’s common shares are listed on the Nasdaq Global Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the ticker symbol “CRON”.

The Company operates two wholly-owned license holders (“License Holders”) under the Cannabis Act (Canada) (the “Cannabis Act”) and its relevant regulations (the “Cannabis Regulations”). Our License Holders are Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia. Cronos Group has also established five strategic joint ventures in Canada, Israel, Australia and Colombia. The Company’s ownership interest in each of our License Holders and joint ventures is summarized in the table below.

	Jurisdiction	Ownership Interest(1)
Wholly Owned License Holders
Peace Naturals	Canada	100%
OGBC	Canada	100%

Joint Ventures
Cronos Israel(2)	Israel	90%
Cronos Growing Company Inc. ("Cronos GrowCo")	Canada	50%
NatuEra S.à r.l. ("NatuEra")	Colombia	50%
Cronos Australia Pty. Ltd. ("Cronos Australia")(3)	Australia	31%
MedMen Canada Inc. ("MedMen Canada")	Canada	50%
(1)	The Company defines ownership interest as the proportionate share of net income to which the Company is entitled; equity interest may differ from ownership interest shown above.
(2)	Cronos Group holds a 70% equity interest in the cultivation company, and a 90% equity interest in each of the manufacturing, distribution and pharmacies companies of Cronos Israel (as defined herein).
(3)

During the three and nine months ended September 30, 2019, the Company held a 50% ownership interest in Cronos Australia. On October 25, 2019, Cronos Australia completed its previously announced initial public offering, issuing 40 million new shares at an offering price of AUD$0.50 per share. Following completion of the initial public offering, the Company holds approximately 31% of the issued capital of Cronos Australia.

Strategy

Cronos Group seeks to create value for shareholders by focusing on four core strategic priorities:

•	growing a portfolio of iconic brands that resonate with consumers;
•	developing a diversified global sales and distribution network;
•	establishing an efficient global supply chain; and
•	creating and monetizing disruptive intellectual property.

Altria Strategic Investment

In March 2019, the Company closed a $2.4 billion investment in the Company (the “Altria Investment”) by Altria Group, Inc. (“Altria”), pursuant to a subscription agreement dated December 7, 2018. At closing, the Company issued to certain wholly-owned subsidiaries of Altria common shares of the Company and one warrant, which may be exercised in part or in full on or before March 8, 2023 (the “Altria Warrant”). Full exercise of the Altria Warrant is expected to provide the Company with approximately $1.4 billion of additional proceeds (subject to adjustment). As of the closing date, Altria beneficially held a 45% ownership interest in the Company (calculated on a non-diluted basis) and, if exercised in full, the exercise of the Altria Warrant would result in Altria holding a total ownership interest of approximately 55% (calculated on a non-diluted basis). The Company’s strategic partnership with Altria provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete in the global cannabis industry.

In connection with the closing of the Altria Investment, the Company and Altria entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which Altria has certain governance rights, including the right to nominate a specified number of directors to the Company’s board of directors and approval rights over certain Company actions, and certain pre-emptive and top-up rights entitling Altria to maintain its pro rata beneficial ownership in the Company (these pre-emptive and top-up rights together, the “Altria Anti-Dilution Rights”). Under the Investor Rights Agreement, Altria has agreed to make Cronos Group its exclusive global partner for pursuing cannabis opportunities (subject to certain limited exceptions). Also, in connection with the closing, the Company and Altria entered into certain commercial support arrangements pursuant to which Altria provides the Company with consulting services.

Redwood Acquisition

The Company closed its previously announced acquisition (the “Redwood Acquisition”) of four Redwood Holding Group, LLC operating subsidiaries (collectively, “Redwood”). The transaction provides the Company with a leading U.S. hemp-based products platform, including hemp-derived CBD infused skincare and other consumer products that are sold online and through retail and hospitality partner channels in the U.S. under the brand, Lord Jones™.

During the third quarter of 2019, the Redwood Acquisition was unanimously approved by the board of directors of Redwood Holding Group, LLC and by the Company’s board of directors following the unanimous recommendation of a special committee of independent directors (“Special Committee”). A Special Committee composed entirely of independent directors of the Company was formed to evaluate and make recommendations to the board of directors since Michael Gorenstein, Chief Executive Officer and a director of Cronos Group, and Jason Adler, a director of Cronos Group, each held an indirect interest in Redwood Holding Group, LLC by way of their interest in certain funds affiliated with Gotham Green Partners, which were each limited liability company members of Redwood Holding Group, LLC.

Brand Portfolio

Cronos Group is committed to building a portfolio of iconic brands that responsibly elevate the consumer experience. Currently, in Canada, Cronos Group sells dried cannabis, pre-rolls and cannabis oils through wholesale and direct-to-client channels under its health and wellness platform, PEACE NATURALSTM, and under its two adult-use brands, COVETM and SpinachTM. In the U.S., the Company markets and distributes hemp-derived CBD infused skincare and other consumer products online and through retail and hospitality partner channels under the brand Lord Jones™.

Brand Positioning	Health & Wellness	Premium Adult-Use, terpene-rich extracts, small batch runs	Mainstream Adult-Use	Luxury Adult Consumer Goods
Product Offering	Dried Cannabis, Oils	Dried Cannabis, Oils, Pre-Rolls	Dried Cannabis, Pre-Rolls	CBD-infused Cosmetics, Oils, Supplements
Geographic Availability	Canada and Germany	Canada (British Columbia, Alberta, Saskatchewan, Ontario, Nova Scotia and Prince Edward Island)	Canada (British Columbia, Alberta, Saskatchewan, Ontario, Nova Scotia and Prince Edward Island)	U.S.

Health & Wellness

The Company currently distributes products under one health and wellness platform for the Canadian and international medical markets:

•

PEACE NATURALS™ is a global health and wellness platform committed to producing high-quality cannabis and cannabis products. PEACE NATURALS™ is focused on building and shaping the global medical cannabis market and promoting a whole health approach to wellness, which emphasizes diet and lifestyle. The brand’s goal is to improve the lives of others, one patient at a time.

Adult-Use

The Company has launched two brands for the Canadian adult-use market:

•

COVE™ is a premium positioned brand focused on creating crafted experiences. The brand utilizes an uncompromising approach to quality leveraging terpene-rich, proprietary strains that are grown in small-batch runs. COVE™’s indoor, strain-specific grow rooms allow for 1-on-1 plant care while maintaining the highest quality standards throughout the entire process. The goal of this premium brand is to Make Each Experience a DiscoveryTM.

•

SpinachTM is positioned as a mainstream adult-use brand with High Expectations™, geared towards a wide range of consumers that don’t take life too seriously and are looking for entertaining, fun ways to enhance activities. A lighthearted and playful brand, Spinach™ is focused on offering Farm-To-Bowl™ products that bring friends together and make experiences more enjoyable.

Adult Consumer Goods

The Company operates one brand for the adult consumer goods market in the U.S.:

•

Lord Jones™ is a luxury beauty and lifestyle brand focusing on high-quality hemp-derived CBD personal care products. The Lord Jones™ hemp-derived CBD-infused supplements, and skincare products are distributed online and to over 800 premium stores including retail brands Sephora, SoulCycle and Neiman Marcus. The Lord Jones™ brand aims to bring a calm sense of well-being and an elevated experience to all its consumers.

Global Sales and Distribution

Cronos Group is developing a diversified global sales and distribution network by leveraging established partners for their scale, salesforce and market expertise. The Company is also building a domestic distribution footprint in Canada through the direct-to-client medical market and the adult-use market, as well as a distribution footprint for hemp-derived CBD consumer products in the U.S. both online and through retail and hospitality partner channels.

Domestic Distribution

Medical Market

The Company currently sells dried cannabis and cannabis oils direct to clients through its health and wellness platform, PEACE NATURALSTM. These clients are typically sourced through physician and clinic referrals or word of mouth recommendations from existing clients.

Adult-Use Market

On October 17, 2018, Canada became the first G7 country and the second country in the world to legalize cannabis sales for adult-use at a federal level. The Company currently sells dried flower, pre-rolls and cannabis oils through its adult-use brands, COVETM and SpinachTM, to cannabis control authorities in Ontario, British Columbia, Alberta, Nova Scotia and Prince Edward Island, as well as to private-sector retailers in Saskatchewan. As of the date hereof, these six provinces together represent approximately 70% of the Canadian population. As the Company’s supply chain grows, and as a result of the implementation of Further Regulations (as defined herein) on October 17, 2019 which allows for the sale of additional cannabis derivative products and format factors starting in December 2019, the Company intends to increase penetration within existing markets and expand its distribution into additional provinces and territories in Canada. The rate of the Company’s supply chain growth remains subject to factors that are beyond the Company’s control, including evolving regulations, the development of sufficient infrastructure and retail roll-out across Canada.

MedMen Canada Joint Venture

In March 2018, the Company entered into a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen”). Each of the Company and MedMen owns a 50% equity interest in the joint venture, MedMen Canada, and has equal representation on the board of directors of MedMen Canada. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years. MedMen Canada is currently in the process of obtaining the necessary licenses, permits, and retail locations, in provinces where private retail is permitted under applicable law, to create a premium MedMen branded retail chain in Canada modelled after MedMen’s iconic retail concept in Los Angeles, Las Vegas and Manhattan. Commencement of operations will be subject to obtaining such licenses and permits.

International Distribution

United States

In September 2019, the Company completed the Redwood Acquisition. Redwood manufactures, markets and distributes hemp-derived CBD infused skincare and other consumer products online and through retail and hospitality partner channels in the U.S. under the brand Lord Jones™. Redwood’s products use pure hemp oil that contains natural phytocannabinoids and terpenes found in the plant. Cronos Group plans to use its resources to capitalize on the significant demand to further create and scale hemp-derived consumer products and brands.

Germany

In October 2017, the Company announced its strategic partnership and five-year exclusive distribution agreement with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”), an international pharmaceutical manufacturer and distributor with a German distribution network of pharmacies, to distribute PEACE NATURALSTM branded cannabis products within the German medical market. The Company currently exports dried cannabis to Germany and announced its first shipment to Pohl-Boskamp in December 2017.

Poland

In June 2018, Cronos Group entered into a strategic distribution partnership with Delfarma Sp. Zo.o (“Delfarma”). Delfarma is a pharmaceutical wholesaler with a distribution network of over 5,000 pharmacies and more than 200 hospitals that collectively reaches approximately 40% of the Polish domestic market. Under the five-year exclusive distribution agreement, Cronos Group will supply PEACE NATURALSTM branded cannabis products to Delfarma for distribution within the Polish medical market. The Company and Delfarma are currently in the process of obtaining the necessary regulatory approvals to sell cannabis products in Poland.

Other International Markets

The Company intends to supply the medical cannabis markets in Israel, Latin America, and Australia through the operations of Cronos Israel, NatuEra, and Cronos Australia, respectively, once operational.

Global Supply Chain

Cronos Group is focused on establishing an efficient global supply chain by developing industry-leading methodologies and best practices at Peace Naturals, the Company’s center of excellence, and leveraging this expertise to create beneficial domestic and international production partnerships. The Company plans to develop a global supply chain, which will employ a combination of wholly-owned production facilities, third-party suppliers and global production partnerships all of which support the manufacturing of cannabinoid-based consumer goods.

Realignment of key performance indicators subsequent to the close of the Redwood Acquisition

In line with Cronos Group’s strategy to create sustainable long-term value in the areas of research and development and marketing innovative branded products, the Company will no longer disclose its Estimated Annual Rated Capacity by facility.  During the period, the Company continued to enter new markets and product categories, and its strategy of establishing an efficient global supply chain has grown to include a number of third party supply, tolling, and contract manufacturing arrangements. As a result of these operational improvements and the evolution of the Company’s business, certain disclosures related to facility square footage and production capacity have become less reliably correlated to the Company’s performance and future prospects, and are therefore no longer considered by management to be key performance indicators, and are no longer disclosed.

Domestic Supply Chain

Peace Naturals

Peace Naturals operates a production facility (the “Peace Naturals Campus”) licensed for cannabis production and the manufacturing of certain cannabis products. The production processes at the Peace Naturals Campus are Good Manufacturing Practices (“GMP”) certified under relevant European Economic Area GMP directives by the national competent authority of Germany.

The Peace Naturals Campus is engaged in cultivation, processing, finishing, packaging and shipping activities, as well as tissue culture and micro propagation, providing a year-round supply of cannabis for extraction. The Peace Naturals Campus also engages in research and development to pilot various production technologies, with any tests yielding favorable operational improvements evaluated for dissemination to the Company’s other domestic and international partnership facilities. The facilities at the Peace Naturals Campus also focus on developing new technologies for value-added product manufacturing and research and development on cannabinoid formulations, delivery systems and product development.

OGBC

OGBC primarily engages in cultivation and processing operations. OGBC currently engages in inter-company bulk transfers of dried cannabis flower to Peace Naturals, where it is processed and packaged for sale and sold under the Company’s brand portfolio.

Cronos GrowCo Joint Venture

In July 2018, the Company entered into a strategic joint venture with a group of investors led by Bert Mucci (the “Greenhouse Partners”), a leading Canadian large-scale greenhouse operator. Each of the Company and the Greenhouse Partners owns a 50% equity interest in the joint venture, Cronos GrowCo, and has equal representation on its board of directors. Cronos GrowCo is constructing a purpose-built greenhouse and manufacturing facility in Kingsville, Ontario. Construction of the greenhouse has commenced. The Company expects to complete the greenhouse structure in the fourth quarter of 2019 and expects the greenhouse to become operational in phases in the second half of 2020. Completed construction of the greenhouse is subject to obtaining the relevant building and occupancy permits and other customary approvals. Commencement of operations at Cronos GrowCo will be subject to obtaining the appropriate licenses under applicable law.

Third Party Supply and Manufacturing Agreements

In May 2019, the Company announced a tolling agreement with MediPharm Labs Inc. (“MediPharm”), where the Company may supply bulk quantities of dried cannabis to MediPharm for processing on a fee for service basis into bulk resin or other cannabis oil derivative products.

In May 2019, the Company announced a take or pay supply agreement with MediPharm for cannabis resin (the “MediPharm Supply Agreement”). MediPharm will supply the Company with approximately $30.0 million of cannabis resin over 18 months, and, subject to certain renewal and purchase options, potentially up to $60.0 million over 24 months.

In July 2019, the Company entered into a contract manufacturing agreement with Heritage Cannabis Holdings Corp. (“Heritage”), a vertically integrated cannabis producer. Heritage will be responsible for providing cannabis extract and services related to the filling and packaging of vaporizer devices for the Canadian cannabis adult-use and medical markets.

International Supply Chain

Cronos Israel Joint Venture

In September 2017, the Company announced a strategic joint venture in Israel (“Cronos Israel”) with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture, and distribution of medical cannabis. Cronos Israel consists of four companies: (i) cultivation (encompassing nursery and cultivation operations), (ii) manufacturing, (iii) distribution and (iv) pharmacies (the “Cronos Israel Companies”). The Company holds a 70% equity interest in the cultivation company and a 90% equity interest in each of the manufacturing, distribution, and pharmacies companies of Cronos Israel. Gan Shmuel holds the remaining equity interest in each of the Cronos Israel Companies. Each of Cronos Group and Gan Shmuel has one board member nominee on the board of directors of each of the Cronos Israel Companies. Cronos Group has the right to nominate a further two members to the board of each Cronos Israel Company, and, until such time, its nominated director possesses two votes.

The initial phase of construction of Cronos Israel involves the construction of a greenhouse and a manufacturing facility that will be utilized for analytics, formulation and R&D. The construction of the greenhouse was completed in the first half of 2019, and construction of the manufacturing facility was completed in the third quarter of 2019.

In early 2017, the Medical Cannabis Unit of the Israeli Ministry of Health (the “Yakar”) granted Gan Shmuel preliminary licenses (“Israel Codes”) to establish four distinct cannabis commercial operations: (i) propagation and breeding, (ii) commercial cannabis cultivation, (iii) extraction, formulation and packaging, and (iv) patient care and distribution. The Israel Codes were successfully transferred to Cronos Israel in May 2018. Commencement of cultivation, manufacturing and distribution operations at Cronos Israel is subject to final inspection by the Yakar and the issuance of final cannabis licenses.

In January 2019, the Israeli government approved the export of medical cannabis from Israel, which would allow medical cannabis license holders that meet certain quality standards to export medical cannabis, under the supervision of the Israeli authorities, to United Nations’ Single Convention on Narcotic Drugs-signatory countries that have explicitly approved the import of cannabis. Subject to obtaining all necessary licenses and permits, the Company intends to export medical cannabis products from Cronos Israel once production operations have commenced.

NatuEra Joint Venture – Colombia

In August 2018, the Company announced a strategic joint venture with an affiliate of Agroidea SAS (“AGI”), a leading Colombian agricultural services provider with over 30 years of experience and expertise in management of industrial-scale production and R&D in horticultural operations for export from Colombia. Each of the Company and AGI owns a 50% equity interest in the joint venture, NatuEra. Cronos Group has three manager nominees on the board of managers of NatuEra, while AGI has four manager nominees on the board of managers. NatuEra intends to develop, cultivate, manufacture, and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia. Construction of the GMP-standard facility has commenced, and completion of construction is subject to obtaining the relevant permits and other customary approvals. The Colombian Ministry of Justice and Law granted a wholly-owned subsidiary of NatuEra (i) a license to cultivate non-psychoactive cannabis, (ii) a license to cultivate psychoactive cannabis, and (iii) a license to manufacture cannabis derivative products for domestic use and export. In addition, the Colombian Agricultural Institute has registered a wholly-owned subsidiary of NatuEra as a certified psychoactive and non-psychoactive seed producer and the National Narcotics Fund has registered such subsidiary as a manufacturer of cannabis derivatives products for national use and export. Commencement of operations at the facility will be subject to obtaining the remaining appropriate authorizations under applicable law.

Cronos Australia Joint Venture

In February 2018, the Company announced a strategic joint venture, Cronos Australia, with NewSouthern Capital Pty. Ltd. (“NewSouthern”) for the research, production, manufacture and distribution of medical cannabis. Prior to the closing of the Cronos Australia IPO (described below), each of the Company and NewSouthern owned a 50% equity interest in Cronos Australia and had equal representation on the board of directors of Cronos Australia. The Company believes that Cronos Australia will serve as its hub for Australia, New Zealand and South East Asia, bolstering the Company’s distribution network in the Australia and Asia-Pacific region.

In February 2018, Cronos Australia was granted a medicinal cannabis cultivation license and a medicinal cannabis research license by the Office of Drug Control (the “ODC”). In June 2018, Cronos Australia was granted a medicinal cannabis manufacture license by the ODC.

Cronos Australia has also received an import license from the ODC, which, together with Cronos Australia maintaining all necessary import permits, will enable it to import PEACE NATURALSTM branded products for sale in the Australian medical market. Cronos Australia has also received the licenses and approvals which, together with the applicable import licenses and permits, authorizes the sale of finished PEACE NATURALSTM branded products. Cronos Australia has also received an export license from the ODC to export certain medical cannabis products, subject to receipt of all necessary permits.

Intellectual Property Initiatives

Cronos Group is committed to building disruptive intellectual property, by advancing cannabis and cannabinoid research, technology and product development. Among others, our intellectual property development activity includes the following key initiatives.

Cronos Device Labs

In April 2019, Cronos Group established Cronos Device Labs Ltd. (“Cronos Device Labs”), the Company’s Israel-based global R&D center for vaporizer innovation. The state-of-the-art facility is equipped with advanced vaporizer technology and analytical testing infrastructure and is home to an experienced team of product development talent. The Cronos Device Labs’ team, with over 80 years of combined experience in vaporizer development, is comprised of product designers, mechanical, electrical and software engineers, and analytical and formulation scientists. This global R&D center is expected to significantly enhance Cronos Group’s innovation capabilities and accelerate development of next-generation vaporizer products specifically tailored to cannabinoid use.

Ginkgo Strategic Partnership

In September 2018, the Company launched its R&D partnership with Ginkgo that could ultimately enable the Company to produce certain cultured cannabinoids at commercial scale at a fraction of the cost of traditional cultivation. These cultured cannabinoid molecules are identical to those produced by plants grown with traditional cultivation but are created by leveraging the power of biological manufacturing via fermentation. In addition to THC and CBD, these cultured cannabinoids include rare cannabinoids that are economically impractical or nearly impossible to produce at high purity and scale through traditional cultivation. If the Ginkgo Strategic Partnership is ultimately successful, Cronos Group expects to be able to produce large volumes of these cultured cannabinoids from custom yeast strains without incurring significant capital expenditures to build new cultivation and extraction facilities.

Pursuant to the collaboration and license agreement dated September 1, 2018 between Ginkgo and the Company (the “Ginkgo Collaboration Agreement”), Ginkgo will work with the Company on the R&D of microorganisms capable of producing certain target cannabinoids in a scalable and highly efficient manner. The Company will have the exclusive global right to use and commercialize key patented intellectual property related to the production of the target cannabinoids. Assuming all milestones in the Ginkgo Collaboration Agreement are met, the transaction had an aggregate value (as of July 17, 2018) of US$100.0 million in Cronos Group common shares, to be issued in milestone-contingent tranches. These milestones each relate to the production of certain target cannabinoids for less than US$1,000 per kilogram of pure cannabinoid at a scale of at least 200 liters. The Company and Ginkgo have targeted three years to reach the milestone events for each of the target cannabinoids. The Company will fund certain R&D and foundry expenses throughout the development process, which are expected to amount to approximately US$22.0 million, subject to the achievement of certain milestones. On May 9, 2019, the Ginkgo Collaboration Agreement was amended to expand the scope of services provided by Ginkgo to include support for the Company’s commercial manufacture of cultured cannabinoids.

Ginkgo has undertaken to perform its R&D work and services in compliance with all applicable laws regarding controlled substances. In November 2018, Ginkgo received from the U.S. Drug Enforcement Agency (the “DEA”) a DEA Researcher (I) Controlled Substance Registration Certificate and received a Researcher Controlled Substance Registration Certificate from the Massachusetts Department of Public Health to conduct specified research involving cannabinoids. The Company intends to produce and distribute the target cannabinoids globally, where legally permissible, and has received confirmation from Health Canada that this method of production is permitted under the Cannabis Act.

Technion Research Agreement

In October 2018, the Company entered into a sponsored research agreement with the Technion Research and Development Foundation of the Technion – Israel Institute of Technology (“Technion”) to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair.

Research will be led by Technion faculty members Dr. David “Dedi” Meiri and Dr. Yaron Fuchs, each one of the world’s leading researchers in cannabis and skin stem cell research, respectively. Dr. Meiri heads the Laboratory of Cannabis and Cancer Research with vast experience in cannabis and endocannabinoid research. Dr. Fuchs heads the Laboratory of Stem Cell Biology and Regenerative Medicine with years of experience in the biology of the skin and its pathologies. Development and implementation of the research will be conducted at Technion’s Laboratory of Cancer Biology and Cannabis Research and the Lorry I. Lokey Interdisciplinary Center of Life Sciences and Engineering in Haifa, Israel.

Cronos Fermentation

In July 2019, the Company closed the acquisition (the “Cronos Fermentation Acquisition”) of certain assets from Apotex Fermentation Inc. (“AFI”), including a GMP compliant fermentation and manufacturing facility in Winnipeg, Manitoba. The state-of-the-art facility, which will operate as “Cronos Fermentation”, includes fully equipped laboratories covering microbiology, organic and analytical chemistry, quality control and method development as well as two large scale microbial fermentation production areas with a combined production capacity of 102,000 liters, three downstream processing plants, and bulk product and packaging capabilities. The acquisition is expected to provide the fermentation and manufacturing capabilities Cronos Group needs in order to capitalize on the progress underway with Ginkgo, by enabling the Company to produce the target cannabinoids contemplated under the Ginkgo Collaboration Agreement at commercial scale with high quality and high purity.

The Company is in the process of aligning specifications for the equipment and manufacturing required for the production and downstream processing of cannabinoids. To support this work, a team of engineers, scientists, production and quality assurance personnel that previously worked at the facility joined the Company in November, 2019. Commercial production at the facility is subject to completion of the equipment alignment for cannabinoid-based production, the receipt of the appropriate licenses from Health Canada for the production of cultured cannabinoids under the Cannabis Act and the achievement of milestones under the Ginkgo Strategic Partnership.

Minority Investments

The Company has also invested in and made loans to cannabis-related companies and License Holders.

In January 2019, the Company sold its shares of Canopy Growth Corporation for net proceeds of approximately $0.5 million.

In March 2019, the Company sold its approximate 19% equity interest in Whistler to Aurora Cannabis Inc. (“Aurora”) in an all-share transaction (the “Whistler Transaction”). In connection with the closing of the Whistler Transaction, the Company received approximately $24.7 million in value of Aurora common shares, which the Company subsequently sold for approximately $25.6 million in cash. Subject to the satisfaction of certain specified milestones, the Company expects to receive approximately $6.0 million in additional value of Aurora common shares. Neither the attainment of any milestones nor the persistence of specific market conditions can be assured.

During the three months ended September 30, 2019, the Company’s investment in Evergreen Medicinal Supply Inc of $0.3 million was determined to be impaired. The Company assessed that the fair value of the investment is $nil as Health Canada has suspended Evergreen’s cultivation license under the Cannabis Act.

INDUSTRY AND MARKET TRENDS AND REGULATORY DEVELOPMENTS

The Company’s business and activities are heavily regulated in all jurisdictions in which Cronos Group currently operates. Our AIF contains a description of the regulatory framework applicable to our business as of the date of the AIF. The following provides a description of certain recent regulatory developments since the fiscal year ended December 31, 2018 that have the potential to impact the Company’s financial performance.

Amendments to the Cannabis Regulations

On October 17, 2019, the Regulations Amending the Cannabis Regulations came into force (the “Further Regulations”). The Further Regulations amend the Cannabis Act and Cannabis Regulations to, among other things, allow the production and sale of extracts (including concentrates), edibles and topicals by parties holding the appropriate licenses in addition to dried cannabis, fresh cannabis, cannabis seeds, cannabis plants and cannabis oil. The first notices of new cannabis products in respect of the new product forms authorized under the Further Regulations could be submitted as of October 17, 2019 with sale being permitted 60 calendar days after the applicable date of submission. The Company has submitted the necessary notices of new cannabis products (such as vaporizers) in respect of the new product forms for sales of such new products beginning the fourth quarter of 2019.

Provincial and Territorial Distribution Frameworks for Regulated Adult-Use Cannabis

While the Cannabis Act and Cannabis Regulations provide for the regulation of the commercial production, processing, distribution and sale (for medical purposes) of cannabis and related matters by the federal government of Canada, the provinces and territories of Canada regulate the distribution, sale and consumption of adult-use cannabis, such as retail licensing, minimum age requirements, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have implemented regulatory regimes for the distribution, sale and use of adult-use cannabis within those jurisdictions; however, these regulatory regimes continue to evolve over time.

Update to the Health Canada Licensing Regime

On May 8, 2019, Health Canada changed its licensing criteria for new applicants for licenses to cultivate cannabis, process cannabis, or sell cannabis for medical purposes. These categories of license applicants are now required to have a site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying any other applicable application criteria. With respect to existing applications, Health Canada has indicated it will complete a high-level review of all applications currently in the queue. If an application passes this review, Health Canada will provide a status update letter to the applicant. Once the current applicant has a completed site that meets the regulatory requirements, Health Canada will continue reviewing the application in priority based on the original application date.

Hemp Regulatory Framework in the U.S.

After the closing of the Redwood Acquisition, the Company derives a portion of its revenues from the manufacture, marketing and distribution of hemp-derived cosmetic products and other hemp-derived consumer products, including food products and dietary supplements, online and through retail and hospitality partner channels in certain states in the U.S. All hemp-derived products produced and sold by the Company constitute hemp (i) under the Agricultural Improvement Act of 2018 (the “2018 Farm Bill”) or (ii) the applicable state-law equivalent in all states in which the Company produces and sells such hemp-derived products. The 2018 Farm Bill was enacted in the U.S. on December 20, 2018. Prior to this enactment, cannabis was scheduled as a controlled substance (marijuana) under the United Stated Controlled Substances Act (the “CSA”) with limited exemptions based on the portion of the cannabis plant. The 2018 Farm Bill, among other things, removed hemp (which is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis”) and its derivatives, extracts and cannabinoids, including CBD, derived from hemp, from the definition of “marijuana” in the CSA, thereby removing hemp and its derivatives as controlled substances. The 2018 Farm Bill also amended the Agricultural Marketing Act of 1946 to allow for production and sale of hemp and its derivatives in the U.S.

The 2018 Farm Bill tasks the USDA with promulgating regulations in relation to the cultivation and production of hemp. The 2018 Farm Bill also directs the USDA to promulgate federal regulations that would apply to the production of hemp in every state which does not put forth a state hemp plan for approval by the USDA. There is uncertainty concerning the timing and manner of implementation of the 2018 Farm Bill. The USDA has proposed draft interim final rules on domestic hemp production and has released guidelines for sampling and testing procedures. There is a 60-day public comment period on the interim final rules, following which the USDA will begin its process to approve state plans. The USDA has committed to draft and publish a final set of rules within two years, however, the timing and content of the USDA’s regulations cannot be assured.

Additionally, states may adopt regulatory schemes that impose different levels of regulation and costs on the production of hemp.  Because states have not yet obtained USDA approval for state plans for commercial hemp production and cannot do so until the USDA promulgates regulations to review those plans, the timing of the adoption of state plans remains uncertain. Moreover, the 2018 Farm Bill provides that its provisions do not preempt or limit state laws that regulate the production of hemp. Accordingly, some states may choose to restrict or prohibit some or all hemp production or sales within the state and variances in states’ laws and regulations on hemp are likely to persist. Further, each state has discretion to develop and implement its own laws and regulations governing the manufacturing, marketing, labeling, and sale of hemp products, which will create a patchwork of different regulatory schemes applicable to such products.

Under the 2018 Farm Bill, the FDA has retained authority over the Federal Food, Drug, and Cosmetic Act-regulated products (e.g., drugs (human and animal), food (human and animal), dietary supplements and cosmetics) containing hemp hemp-derived ingredients, including CBD. Moreover, states have retained regulatory authority through their own analogues to the Federal Food, Drug and Cosmetic Act, and the states may diverge from the federal treatment of the use of hemp as, or in, food, dietary supplements or topical cosmetic products.

The FDA has consistently taken the position that CBD, whether derived from hemp or cannabis, is prohibited from use as an ingredient in food and dietary supplements. This stems from its interpretation of the exclusionary clauses in the Federal Food Drug & Cosmetic Act because CBD has been approved as a prescription drug and is the subject of substantial clinical investigations as a drug, which have been made public. The exclusionary clauses under the Federal Food Drug & Cosmetic Act provide that a substance that has been approved and/or has been subject to substantial clinical investigations as a drug may not be used in a food or dietary supplement, unless the substance was first marketed in a food or dietary supplement prior to the initiation of substantial clinical investigations of the substance as a drug.

The FDA has not issued regulations that elaborate on the exclusionary clauses and the FDA has not taken any enforcement action in the courts asserting a violation of the exclusionary clauses. To date, the FDA has issued several warning letters to companies unlawfully marketing CBD products. In many of these cases, the manufacturer made unsubstantiated claims about the product being able to treat serious medical conditions (e.g., cancer, Alzheimer’s disease, opioid withdrawal and anxiety) and had not obtained drug approvals. Some of these letters were co-signed with the Federal Trade Commission (“FTC”) and cited the companies for making egregious claims about the efficacy of CBD which were not substantiated by competent and reliable scientific evidence. Recently, the FDA has issued warning letters against dietary supplement manufacturers for manufacturing CBD supplements in licensed facilities in addition to various other violations. Importantly, these recent warning letters did not object to the CBD dietary supplements on the basis of any claims made – instead, the FDA cited the manufacturer on the basis that CBD was not a permissible dietary supplement ingredient.

The FDA has stated that it recognizes the potential opportunities and significant interest in drug and other consumer products containing CBD, is committed to evaluating the agency’s regulatory policies related to CBD and has established a dedicated internal working group to explore potential pathways for various types of CBD products to be lawfully marketed. The FDA held a public hearing in May 2019 to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling and sale of products containing cannabis or cannabis-derived compounds and has indicated that it plans to report its progress by early Fall 2019. The rules and regulations and enforcement in this area continue to evolve and develop.

For more information regarding certain risks facing our business in connection with the hemp regulatory framework in the U.S., see the section below entitled “Risks and Uncertainties –Risks Relating to the Company’s U.S. Hemp Business.”

Restrictions on Business Activities in the U.S.

The Company currently does not engage in any commercial activities related to the cultivation, distribution or possession of cannabis in the U.S. The Ginkgo Strategic Partnership contemplates the performance of licensed R&D activities in the U.S., in order to produce cultured cannabinoids, in full compliance with all applicable laws regarding controlled substances. In addition, the Company engages in the manufacture, marketing, and distribution of hemp-derived cosmetic products and other hemp-derived consumer products online and through retail and hospitality partner channels in certain states in the U.S. From time to time, the Company may have minority interests in non-U.S. cannabis companies (as disclosed in the AIF). Based on what is publicly disclosed by these minority investees, the Company is not aware of any U.S. cannabis-related activities of such minority investees as of the date of this MD&A.

Additional information with respect to the Company’s business and applicable regulatory frameworks are included in the AIF.

FINANCIAL HIGHLIGHTS

($ in 000s, except where noted otherwise)	Three Months Ended				Nine Months Ended
	September 30,		Change		September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Financial Results
Net Revenue	$12,700	$3,760	$8,940	238%	$29,407	$10,099	$19,308	191%
Gross Margin before Fair Value Adjustments(1)	41%	55%	--	--	48%	55%	--	--
Adjusted EBITDA(2)	$(23,932)	$(3,201)	$(20,731)	648%	$(50,651)	$(7,097)	$(43,554)	614%
Canadian Extract Sales (% of Net Product Revenue)	9%	29%	--	--	16%	19%	--	--

Operating Results for Non-U.S. Markets
Kilograms Sold	3,142	514	2,628	511%	5,837	1,472	4,365	297%
Net Product Revenue / Gram Sold	$3.75	$7.18	$(3.43)	(48%)	$4.86	$6.74	$(1.88)	(28%)
Cost of Sales before Fair Value Adj. / Gram Sold	2.27	3.28	(1.01)	(31%)	2.55	3.06	(0.51)	(17%)

Balance Sheet(3)
Cash and Cash Equivalents	$1,475,459	$41,482	$1,433,977	3,457%
Short-Term Investments	517,064	—	517,064	NA
Derivative Liabilities	545,514	—	545,514	NA
(1)	See “General Matters – Definitions” for information related to Gross Margin before Fair Value Adjustments.
(2)	See “General Matters – Non-IFRS Measures” for information related to Adjusted EBITDA.
(3)	Dollar amounts are as of the last day of the period indicated.

•

Net revenue was $12.7 million in Q3 2019, representing a 238% increase from $3.8 million in Q3 2018, primarily driven by the launch of the adult-use market in Canada and the inclusion of Redwood from the date of closing on September 5, 2019 to the end of the quarter. Net revenue increased 24% quarter-over-quarter from $10.2 million in Q2 2019, primarily driven by increased sales in domestic dried cannabis and the inclusion of Redwood.

•

3,142 kilograms were sold in the non-U.S. market in Q3 2019, representing a 511% increase from 514 kilograms sold in Q3 2018, primarily driven by increased cannabis production and the launch of the adult-use market in Canada. Kilograms sold increased 98% quarter-over-quarter from 1,584 kilograms sold in Q2 2019, primarily driven by increased domestic wholesale sales.

•

Cost of sales before fair value adjustments per gram sold for the non-U.S. market was $2.27 in Q3 2019, representing a 31% decrease from $3.28 in Q3 2018 and a 25% decrease from $3.01 in Q2 2019. The decrease quarter-over-quarter was driven by lower production cost on a per gram basis.

($ in 000s, except where noted otherwise)	Third	Second
	Quarter	Quarter	Change
	2019	2019	$	%
Financial Results
Net Revenue	$12,700	$10,237	$2,463	24%
Gross Margin before Fair Value Adjustments(1)	41%	53%	--	--
Adjusted EBITDA(2)	$(23,932)	$(17,772)	$(6,160)	35%
Canadian Extract Sales (% of Net Product Revenue)	9%	20%	--	--

Operating Results for Non-U.S. Markets
Kilograms Sold	3,142	1,584	1,558	98%
Net Product Revenue / Gram Sold	$3.75	$6.44	$(2.69)	(42%)
Cost of Sales before Fair Value Adj. / Gram Sold	2.27	3.01	(0.74)	(25%)

Balance Sheet(3)
Cash and Cash Equivalents	$1,475,459	$1,579,231	$(103,772)	(7%)
Short-Term Investments	517,064	744,936	(227,872)	(31%)
Derivative Liabilities	545,514	1,399,594	(854,080)	(61%)
(1)	See “General Matters – Definitions” for information related to Gross Margin before Fair Value Adjustments.
(2)	See “General Matters – Non-IFRS Measures” for information related to Adjusted EBITDA.
(3)	Dollar amounts are as of the last day of the period indicated.

QUARTERLY BUSINESS HIGHLIGHTS AND RECENT DEVELOPMENTS POST QUARTER-END

Establishing an efficient global supply chain

Peace Naturals Campus operational updates

Subsequent to the third quarter of 2019, the Company has commenced certain initiatives to better align its evolving business and its four strategic pillars. Certain facilities at the Peace Naturals Campus are intended to be repurposed from cultivation activities to provide for the following activities: additional R&D activities focused on new technologies for value-added product manufacturing; production and manufacturing of derivative products; and increased vault and warehousing capabilities.

The Company is currently assessing the impact of these anticipated changes and planned improvements to the Peace Naturals Campus, which is expected to result in the Company recording a pre-tax one-time charge for certain fixed assets, biological assets, and other operating costs. The Company, at this time, estimates the pre-tax one-time charge to be no more than $15.0 million, the majority of which is expected to be recorded in the fourth quarter of 2019.

Cronos Israel moves closer to cultivation

The Cronos Israel facility continues to move closer to cultivation. Construction of Cronos Israel’s greenhouse was completed in the first half of 2019, while its manufacturing facility was completed in the third quarter of 2019. Cronos Israel is now beginning the GMP certification process for the facility, which is expected to occur in phases throughout 2020 in relation to the manufacturing processes for bottled flower, pre-rolls, and oil.

Financing provided to Cronos GrowCo for construction of additional domestic greenhouse production capacity

On August 23, 2019, the Company entered into a credit agreement, as administrative agent and lender, with Cronos GrowCo, as borrower, in respect of a $100 million secured non-revolving term loan credit facility. Cronos GrowCo intends to use the funds available under this credit facility to fund the construction of the previously announced custom-built greenhouse and for general operating purposes.

The credit facility will mature on March 31, 2031 and will bear interest at varying rates based on the Canadian prime rate. Interest began to accrue as of the closing date and will be payable on a quarterly basis until maturity, except that any interest accrued prior to March 31, 2021 will be payable not later than December 31, 2021. The credit facility is secured by substantially all present and after acquired property of Cronos GrowCo and its subsidiaries. The Greenhouse Partners have also provided a limited recourse guarantee in favour of the Company, secured by the Greenhouse Partners’ shares in Cronos GrowCo. As of September 30, 2019, Cronos GrowCo had borrowed $27.5 million against the credit facility.

MediPharm Contract Manufacturing Agreement

On September 18, 2019, the Company entered into a contract manufacturing agreement with MediPharm. MediPharm will be responsible for providing services related to the filling and packaging of vaporizer devices for the Canadian cannabis adult-use and medical markets.

Developing a diversified global sales and distribution network

Initial public offering of Cronos Australia

On October 25, 2019, Cronos Australia issued 40 million new shares at an offering price of AUD $0.50 per share (the “Cronos Australia IPO”). Cronos Australia began trading on the Australian Securities Exchange in early November 2019.

Established in February 2018, Cronos Australia was a 50/50 joint venture between Cronos Group and NewSouthern Capital Pty Ltd., and is led by Rodney Cocks and Peter Righetti. The launch marked a significant milestone in Cronos Group’s commitment to advancing cannabis research and producing and distributing products and brands at a global scale. Upon completion of the Cronos Australia IPO, Cronos Group holds approximately 31 percent of the issued capital of Cronos Australia.

Growing a portfolio of iconic brands that resonate with consumers

Launch of the PEACE+™ product line to the U.S. hemp-derived CBD market

The Company is launching PEACE+™, a new hemp-derived CBD brand in the U.S. PEACE+™ is about more than making a better, high-quality hemp-derived CBD product; it stems from the belief that wellbeing can lead to a better world, full of positivity and possibility. It’s a belief that extends beyond the products and into everything the brand seeks to do and stand for. PEACE+™ intends to sell hemp-derived CBD tincture products through a test market of approximately 1,000 retail stores in the U.S. The Company intends to utilize Altria’s distribution network to access the U.S. convenience store retail channel and gain consumer insights prior to expanding distribution more broadly. The launch will be supported by the Redwood management team.

Enhancing our leadership team

Realignment of the organization subsequent to the close of the Redwood Acquisition

On September 20, 2019, the Company enacted a realignment of its organizational structure at the senior leadership level in order to enhance its ability to embrace rapid growth and expansion, and to enter new markets and product categories. The Company appointed Jeff Jacobson to a newly created General Manager, Canada and Europe role. Jeff Jacobson is now responsible for overseeing territory-specific sales and operations in the Canadian and European markets. Mr. Jacobson was previously Cronos Group’s Vice President of Sales and Business Development.

In the U.S., Robert Rosenheck, co-founder of Lord Jones™, remains CEO of Redwood, with oversight of the U.S. hemp business. Prior to launching Lord Jones™, Mr. Rosenheck was a partner at CAPOBIANCO, a Los Angeles-based agency with clients including General Mills, Sony Music, Credit Suisse, Paramount Pictures, and Random House Publishing Group.

With this shift in resources, David Hsu, Chief Operating Officer, and William Hilson, Chief Commercial Officer, will be transitioning from the Company. The Cronos Group team extends their gratitude to Mr. Hsu and Mr. Hilson for their service and contributions to the Company.

Nomination of Jody Begley to Board of Directors

On September 30, 2019, in connection with its investment in the Company, Altria nominated Jody Begley to the Cronos Group board of directors. Mr. Begley is currently Senior Vice President, Tobacco Products for Altria in which he oversees Altria's core tobacco businesses as well as its Engineering, Quality and Product Development support. Altria’s nomination replaces one of its previous director nominees, K.C. Crosthwaite.

Prior to Mr. Begley’s current role at Altria, he served as President and General Manager of Nu Mark, leading the company's development and marketing of innovative tobacco products for adult smokers and vapers. He joined Philip Morris USA in 1995 and has held various leadership positions at several Altria companies, including Vice President, Brand Management, PM USA; Vice President, Strategy & Business Development; Vice President, Marketing & Promotion Services; Vice President, Brand Management, Smokeless; and Vice President, Customer & Marketing Services.

RESULTS OF OPERATIONS

Selected Financial Results

The following table summarizes the selected financial results for the periods indicated.

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Net Revenue	$12,700	$3,760	$8,940	238%	$29,407	$10,099	$19,308	191%
Cost of Sales	32,064	1,666	30,398	1,825%	29,512	(269)	29,781	(11,071%)
Gross Profit	(19,364)	2,094	(21,458)	(1,025%)	(105)	10,368	(10,473)	(101%)
Operating Expenses	34,798	6,971	27,827	399%	74,960	16,933	58,027	343%
Operating Loss	(54,162)	(4,877)	(49,285)	1,011%	(75,065)	(6,565)	(68,500)	1,043%
Other Income	838,199	(42)	838,241	(1,995,812%)	1,539,985	164	1,539,821	938,915%
Income (Loss) before Income Taxes	784,037	(4,919)	788,956	(16,039%)	1,464,920	(6,401)	1,471,321	(22,986%)
Deferred Income Tax Expense (Recovery)	(3,959)	2,352	(6,311)	(268%)	(1,737)	1,197	(2,934)	(245%)
Net Income (Loss)	787,996	(7,271)	795,267	(10,938%)	1,466,657	(7,598)	1,474,255	(19,403%)
Other Comprehensive Income (Loss)	(1,055)	236	(1,291)	(547%)	(1,040)	240	(1,280)	(533%)
Comprehensive Income (Loss)	786,941	(7,035)	793,976	(11,286%)	1,465,617	(7,358)	1,472,975	(20,019%)

Altria Investment Derivative Liabilities

The Company records derivative liabilities associated with the Altria Warrant and Altria Anti-Dilution Rights (the “Derivative Liabilities”) at fair value at the end of each reporting period. Significant volatility in reported net income may result from quarterly adjustments to the fair value of Derivative Liabilities, which is primarily driven by movement in Cronos Group’s stock price. Fair value adjustments to Derivative Liabilities is a non-cash item.

At September 30, 2019, the Company recorded $545.5 million in Derivative Liabilities on its balance sheet, resulting in an unrealized gain on revaluation of Derivative Liabilities of $835.1 million (2018 - nil) in other income for Q3 2019 and $1.5 billion (2018 - nil) for YTD 2019. See note 14 “Derivative liabilities” to the Interim Financial Statements for additional information.

Net Revenue

The following table sets forth net revenue, kilograms sold, and average net selling price per gram sold by product type for the periods indicated.

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Net Revenue
Dried Cannabis	$10,630	$2,619	$8,011	306%	$23,685	$7,954	$15,731	198%
Cannabis Oil	1,149	1,073	76	7%	4,668	1,964	2,704	138%
Product Revenue	11,779	3,692	8,087	219%	28,353	9,918	18,435	186%
Other	921	68	853	1,254%	1,054	181	873	482%
Total Net Revenue	12,700	3,760	8,940	238%	29,407	10,099	19,308	191%

Kilograms Sold
Dried Cannabis	2,996	397	2,599	655%	5,219	1,264	3,955	313%
Cannabis Oil	146	117	29	25%	618	208	410	197%
Total Kilograms Sold	3,142	514	2,628	511%	5,837	1,472	4,365	297%

Avg. Net Selling Price Per Gram Sold
Dried Cannabis	$3.55	$6.60	$(3.05)	(46%)	$4.54	$6.29	$(1.75)	(28%)
Cannabis Oil	7.87	9.17	(1.30)	(14%)	7.55	9.44	(1.89)	(20%)
Product Revenue	3.75	7.18	(3.43)	(48%)	4.86	6.74	(1.88)	(28%)

Results for Q3 2019 compared to Q3 2018

For Q3 2019, the Company reported net revenue of $12.7 million as compared to $3.8 million for Q3 2018, representing an increase of $8.9 million, or 238%. The average net selling price per gram sold decreased from $7.18 per gram for Q3 2018 by 48% to $3.75 per gram for Q3 2019. This change was primarily due to:

•	sales into the domestic adult-use market, which did not exist in Q3 2018;
•	growth in domestic wholesale sales of dried cannabis, which represented the majority of net dried cannabis revenue in Q3 2019; and
•	other sales in hemp-derived CBD infused products related to the acquisition of Redwood, which did not exist in Q3 2018.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported net revenue of $29.4 million as compared to $10.1 million for YTD 2018, representing an increase of $19.3 million, or 191%. The average net selling price per gram sold decreased from $6.74 per gram for YTD 2018 by 28% to $4.86 per gram for YTD 2019. This change was primarily due to:

•	growth in domestic wholesale sales of dried cannabis, which represented the majority of net dried cannabis revenue for YTD 2019;
•	increased capacity and yield developments resulting in the sale of 5,837 kilograms for YTD 2019 compared to 1,472 kilograms for YTD 2018; and
•	launch and continued growth of the adult-use market.

Cost of Sales and Gross Profit

Cost of sales and gross profit for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Cost of Sales
Cost of Sales before Fair Value Adjustments	$7,432	$1,688	$5,744	340%	$15,178	$4,509	$10,669	237%
Gross Profit before Fair Value Adjustments(1)	5,268	2,072	3,196	154%	14,229	5,590	8,639	155%
Fair Value Adjustments
Unrealized Change in Fair Value of Biological Assets	10,015	(1,533)	11,548	(753%)	(7,562)	(11,108)	3,546	(32%)
Realized Fair Value Adjustments on Inventory Sold	14,617	1,511	13,106	867%	21,896	6,330	15,566	246%
Total Fair Value Adjustments	24,632	(22)	24,654	(112,064%)	14,334	(4,778)	19,112	(400%)
Gross Profit	(19,364)	2,094	(21,458)	(1,025%)	(105)	10,368	(10,473)	(101%)

Gross Margin before Fair Value Adjustments(1)	41%	55%	--	--	48%	55%	--	--
Gross Margin	(152%)	56%	--	--	(0%)	103%	--	--

Cost of Sales before Fair Value Adj./Gram Sold for Non-U.S. market	$2.27	$3.28	$(1.01)	(31%)	$2.55	$3.06	$(0.51)	(17%)
(1)	See “General Matters – Definitions” for information related to Gross Profit and Gross Margin before Fair Value Adjustments.

Cost of sales before fair value adjustments consists of two main categories:

•

Production costs. These costs are capitalized to biological assets as costs directly attributable to growing the plants to the point of harvest, transferred to inventory upon harvest and recognized in cost of sales when the inventory is sold. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labor, property taxes, and depreciation of equipment used in the growing process.

•

Processing costs. These costs are capitalized to inventory and then recognized in cost of sales when the inventory is sold. These costs represent post-harvest costs incurred to bring harvested cannabis to its saleable condition, which include drying and curing, testing and packaging, and overhead allocation.

Fair value adjustments consist of two main categories:

•

Unrealized Change in Fair Value of Biological Assets. This line item represents the effect of the non-cash fair value adjustments of biological assets produced in the period, excluding capitalized production costs.

•

Realized Fair Value Adjustments on Inventory Sold. This line item represents the effect of the non-cash fair value adjustments capitalized to inventory being recognized in the statement of operations as the corresponding inventory is sold.

Results for Q3 2019 compared to Q3 2018

For Q3 2019, the Company reported gross profit before fair value adjustments of $5.3 million as compared to $2.1 million for Q3 2018, representing an increase of $3.2 million, or 154%. Gross margin before fair value adjustments decreased from 55% for Q3 2018 to 41% for Q3 2019. Drivers of these variances are set forth below:

•	increase in gross profit before fair value adjustments was largely driven by both an increase in kilograms sold and an increase in net revenue as described above; and
•

decrease in gross margin before fair value adjustments was largely driven by an increase in excise taxes that did not exist during Q3 2018, as well as a higher volume of wholesale sales at a lower price.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported gross profit before fair value adjustments of $14.3 million as compared to $5.6 million for YTD 2018, representing an increase of $8.7 million, or 155%. Gross margin before fair value adjustments decreased from 55% for YTD 2018 to 48% for YTD 2019. Drivers of these variances are set forth below:

•	increase in gross profit before fair value adjustments was largely driven by both an increase in kilograms sold and an increase in net revenue as described above; and
•

decrease in gross margin before fair value adjustments was largely driven by an increase in excise taxes that did not exist during YTD 2018, as well as a higher volume of wholesale sales at a lower price.

Operating Expenses

Operating expenses for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Operating Expenses
Sales and Marketing	$6,057	$598	$5,459	913%	$12,915	$1,548	$11,367	734%
Research and Development	3,439	—	3,439	NA	8,072	—	8,072	NA
General and Administrative	21,270	4,820	16,450	341%	46,057	11,500	34,557	300%
Share-Based Payments	3,125	1,223	1,902	156%	5,864	2,947	2,917	99%
Depreciation and Amortization	907	330	577	175%	2,052	938	1,114	119%
Total Operating Expenses	34,798	6,971	27,827	399%	74,960	16,933	58,027	343%

As a Percentage of Net Revenue
Sales and Marketing	48%	16%	--	--	44%	15%	--	--
Research and Development	27%	NA	--	--	27%	NA	--	--
General and Administrative	167%	128%	--	--	157%	114%	--	--
Share-Based Payments	25%	33%	--	--	20%	29%	--	--
Depreciation and Amortization	7%	9%	--	--	7%	9%	--	--
Total Operating Expenses	274%	185%	--	--	255%	168%	--	--

Results for Q3 2019 compared to Q3 2018

For Q3 2019, the Company reported total operating expenses of $34.8 million as compared to $7.0 million for Q3 2018, representing an increase of $27.8 million, or 399%. This change was primarily due to:

•	an increase in professional and consulting fees for services rendered in connection with various strategic initiatives, legal fees, and accounting fees;
•	higher marketing costs to build and develop our brands;
•	increased staffing levels across functions including procurement, information technology, sales and marketing, finance, and operations, in line with the Company’s growth strategy; and
•	R&D expenses related to the Ginkgo Strategic Partnership and Technion research agreement.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported total operating expenses of $75.0 million as compared to $16.9 million for YTD 2018, representing an increase of $58.0 million, or 343%. This change was primarily due to:

•	an increase in professional and consulting fees for services rendered in connection with various strategic initiatives, legal fees, and accounting fees;
•	higher marketing costs to build and develop our brands;
•	increased staffing levels across functions including procurement, information technology, sales and marketing, finance, and operations, in line with the Company’s growth strategy; and
•	R&D expenses related to the Ginkgo Strategic Partnership and Technion research agreement.

Other Income

Other income for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Other Income
Interest Income (Expense)	$11,703	$(62)	$11,765	(18,976%)	$26,954	$(121)	$27,075	(22,376%)
Financing and Transaction Costs	(8,031)	—	(8,031)	NA	(42,097)	—	(42,097)	NA
Gain on Revaluation of Derivative Liabilities	835,079	—	835,079	NA	1,535,405	—	1,535,405	NA
Gain on Revaluation of Financial Liabilities	194	—	194	NA	194	—	194	NA
Share of Income (Loss) from Investments in Equity Accounted Investees	(746)	20	(766)	(3,830%)	(2,001)	64	(2,065)	(3,227%)
Gain on Disposal of Whistler	—	—	—	NA	20,606	—	20,606	NA
Gain on Other Investments	—	—	—	NA	924	221	703	318%
Total Other Income	838,199	(42)	838,241	(1,995,812%)	1,539,985	164	1,539,821	938,915%

Results for Q3 2019 compared to Q3 2018

For Q3 2019, the Company reported total other income of $838.2 million as compared to other expenses of $0.042 million for Q3 2018, representing an increase in income of $838.2 million. This change was primarily due to:

•	an increase in interest income (expense) due to interest earned on funds received from the Altria Investment;
•	transaction and financing costs in Q3 2019, which include costs related to the Cronos Fermentation Acquisition and the Redwood Acquisition; and
•	a gain on the revaluation of the Derivative Liabilities.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported total other income of $1,540.0 million as compared to $0.2 million for YTD 2018, representing an increase in income of $1,540.0 million. This change was primarily due to:

•	an increase in interest income (expense) due to interest earned on funds received from the Altria Investment;
•	transaction and financing costs in YTD 2019, which include costs related to the Altria Strategic investment, the Cronos Fermentation Acquisition and the Redwood Acquisition; and
•	a gain on the revaluation of the Derivative Liabilities.

Deferred Income Tax Expense

Results for Q3 2019 compared to Q3 2018

The Company recorded a deferred income tax recovery of $4.0 million in Q3 2019 as compared to an expense of $2.4 million in Q3 2018. The effective tax rate for Q3 2019 was (1%) as compared to (48%) in Q3 2018.

Results for YTD 2019 compared to YTD 2018

The Company recorded a deferred income tax recovery of $1.7 million in YTD 2019 as compared to an expense of $1.2 million in YTD 2018. The effective tax rate in YTD 2019 was (0%) as compared to (19%) in YTD 2018.

The effective tax rate differs from the Company’s statutory tax rate due to the non-taxable gain on revaluation of Derivative Liabilities. The Altria Warrant, pre-emptive rights and top-up rights issued in connection with the Altria Investment would currently be settled through the issuance of shares of the Company if exercised by Altria, which is not expected to result in a taxable gain or loss to the Company.

Comprehensive Income (Loss)

Comprehensive income (loss) for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Comprehensive Income (Loss)	$786,941	$(7,035)	$793,976	(11,286%)	$1,465,617	$(7,358)	$1,472,975	(20,019%)

Results for Q3 2019 compared to Q3 2018

For Q3 2019, the Company reported comprehensive income of $786.9 million as compared to a comprehensive loss of $7.0 million for Q3 2018, representing an increase of $794.0 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported comprehensive income of $1,465.6 million as compared to a comprehensive loss of $7.4 million for YTD 2018, representing an increase of $1,473.0 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

Reconciliation of Non-IFRS Measures

A reconciliation of Adjusted EBIT and Adjusted EBITDA to net income, the most directly comparable IFRS measure, is presented in the following table.

($ in 000s)	Third	Second	Third
	Quarter	Quarter	Quarter
	2019	2019	2018
Net Income (Loss)	$787,996	$250,968	$(7,271)
Adjustments
Interest (Income) Expense	(11,703)	(12,531)	62
Deferred Income Tax Expense (Recovery)	(3,959)	(335)	2,352
Share-Based Payments	3,125	2,002	1,223
Unrealized Change in Fair Value of Biological Assets	10,015	(4,024)	(1,533)
Realized Fair Value Adjustments on Inventory Sold	14,617	3,557	1,511
Financing and Transaction Costs	8,031	4,505	—
Gain on Revaluation of Derivative Liabilities	(835,079)	(263,943)	—
Gain on Revaluation of Financial Liabilities	(194)	—	—
Share of Loss (Income) from Investments in Equity Accounted Investees	746	991	(20)
Gain on Disposal of Whistler	—	—	—
Gain on Other Investments	—	—	—
Adjusted EBIT	(26,405)	(18,810)	(3,676)
Depreciation and Amortization	2,473	1,038	475
Adjusted EBITDA	(23,932)	(17,772)	(3,201)

Below is the reconciliation of Adjusted EBIT and Adjusted EBITDA to net income for nine months ended September 30, 2019 and 2018.

($ in 000s)	Nine Months Ended
	September 30,
	2019	2018
Net Income (Loss)	$1,466,657	$(7,598)
Adjustments
Interest (Income) Expense	(26,954)	121
Deferred Income Tax Expense (Recovery)	(1,737)	1,197
Share-Based Payments	5,864	2,947
Unrealized Change in Fair Value of Biological Assets	(7,562)	(11,108)
Realized Fair Value Adjustments on Inventory Sold	21,896	6,330
Financing and Transaction Costs	42,097	—
Gain on Revaluation of Derivative Liabilities	(1,535,405)	—
Gain on Revaluation of Financial Liabilities	(194)	—
Share of Loss (Income) from Investments in Equity Accounted Investees	2,001	(64)
Gain on Disposal of Whistler	(20,606)	—
Gain on Other Investments	(924)	(221)
Adjusted EBIT	(54,867)	(8,396)
Depreciation and Amortization	4,216	1,299
Adjusted EBITDA	(50,651)	(7,097)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected quarterly financial information for the last eight quarters.

($ in 000s, except per share data)	FY 2019			FY 2018				FY 2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Revenue	$12,700	$10,237	$6,470	$5,604	$3,760	$3,394	$2,945	$1,611
Net Income (Loss)	787,996	250,968	427,693	(11,607)	(7,271)	723	(1,050)	2,063
Comprehensive Income (Loss)	786,941	250,864	427,812	(11,797)	(7,035)	762	(1,085)	667

Basic Earnings Per Share	$2.33	$0.75	$1.95	$(0.06)	$(0.04)	$—	$(0.01)	$0.01
Diluted Earnings Per Share	0.53	0.22	0.48	(0.06)	(0.04)	—	(0.01)	0.01

The Company does not exhibit any material seasonality over its fiscal year, with the exception of its operations in the U.S. under the brand Lord Jones™, for which a material concentration of sales online and through retail and hospitality partner channels exists within the fourth quarter. For further information on changes in income statement data, please see “Results of Operations” in this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of September 30, 2019, the Company had $1,475.5 million in cash and cash equivalents and $517.1 million in short term investments.

Summary of Cash Flows

The major components of the Company’s statements of cash flows for the periods indicated are as follows:

($ in 000s)	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	$ Change	2019	2018	$ Change
Cash and Cash Equivalents Used in Operating Activities	$(26,434)	$(12,638)	$(13,796)	$(102,417)	$(33,267)	$(69,150)
Cash and Cash Equivalents Used in Investing Activities	(118,809)	(35,925)	(82,884)	(906,037)	(74,211)	(831,826)
Cash and Cash Equivalents Provided by Financing Activities	40,622	436	40,186	2,450,486	139,752	2,310,734
Net Change in Cash and Cash Equivalents	(104,621)	(48,127)	(56,494)	1,442,032	32,274	1,409,758

Q3 2019 Cash Flows

Operating Activities. During Q3 2019, $26.4 million of cash was used by operating activities as compared to $12.6 million in Q3 2018, representing an increase of $13.8 million in cash used in operating activities. This change is primarily driven by a $16.3 million increase in net income adjusted for non-cash items and a $2.5 million decrease in the net change in non-cash working capital.

Investing Activities. During Q3 2019, the Company used $118.8 million (2018 – $35.9 million) in cash from investing activities, primarily due to the acquisition of Redwood for $297.0 million (2018 – nil), net of cash assumed on acquisition, advances to joint ventures and loan receivable of $27.0 million (2018 – $2.7 million), $22.2 million (2018 – $34.4 million) in capital expenditures related primarily to Cronos Israel and the Peace Naturals Campus, partially offset by maturity of short-term investments of $227.9 million (2018 – nil).

Financing Activities. During Q3 2019, cash provided by financing activities was $40.6 million, primarily due to the proceeds from exercise of warrants and options as well as the Top-up Rights of $40.9 million. In Q3 2018, cash provided by financing activities was $0.4 million, primarily due to proceeds from the exercise of warrants and options.

YTD 2019 Cash Flows

Operating Activities. During YTD 2019, $102.4 million of cash was used by operating activities as compared to $33.3 million in YTD 2018, representing an increase of $69.1 million in cash used in operating activities. This change is primarily driven by a $58.1 million increase in net income adjusted for non-cash items and an $11.0 million increase in the net change in non-cash working capital.

Investing Activities. During YTD 2019, the Company used $906.0 million (2018 – $74.2 million) of cash in investing activities, primarily due to purchases of short term investments of $517.1 million (2018 – nil), the acquisition of Redwood for $297.0 million (2018 – nil), net of cash assumed on acquisition, advances to joint ventures and loan receivable of $64.7 million (2018 – $2.7 million), $50.7 million (2018 – $72.2 million) in capital expenditures related primarily to the Peace Naturals Campus, Cronos Fermentation, Cronos Israel, Cronos Device Labs, and partially offset by proceeds from sale of other investments of $26.1 million (2018 – $1.0 million).

Financing Activities. During YTD 2019, cash provided by financing activities was $2,450.5 million, primarily due to the $2,434.8 million in proceeds from the strategic investment from Altria and partially offset by the repayment of the $21.3 million construction loan payable. During YTD 2018, cash provided by financing activities was $139.8 million, primarily due to $42.9 million in net proceeds from the January 2018 Bought Deal (as defined herein) and $93.7 million in net proceeds from the April 2018 Bought Deal.

In January 2018, the Company closed a bought deal pursuant to which the Company issued a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate proceeds of approximately $46.0 million (before taking into account any commissions, fees, or expenses) (the “January 2018 Bought Deal”).

In April 2018, the Company closed a bought deal offering pursuant to which the Company issued a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate proceeds of approximately $100.0 million (before taking into account any commissions, fees or expenses) (the “April 2018 Bought Deal”).

Capital Resources

Debt

In August 2017, the Company entered into a senior secured loan, to be funded by way of multiple advances, for up to $40.0 million in committed capital (the “Romspen Construction Loan”) with Romspen Investment Corporation. In January 2019, the Romspen Construction Loan was fully repaid. See note 13 “Construction loan payable” to the Interim Financial Statements for additional information.

In January 2019, the Company entered into a credit agreement with Canadian Imperial Bank of Commerce, as administrative agent and lender, and the Bank of Montreal, as lender, in respect of a $65.0 million secured non-revolving term loan credit facility (the “Credit Facility”). In connection with the closing of the Credit Facility, the Company used funds available under the Credit Facility to fully repay the Romspen Construction Loan. In March 2019, the Credit Facility was repaid in full by the Company with a portion of the proceeds from the Altria Investment.

Contractual Obligations

As of September 30, 2019, the Company had the following contractual obligations:

($ in 000s)	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Lease Obligations Recognized	$8,854	$1,347	$2,725	$2,319	$2,463
Lease Obligations Not Recognized	9,518	1,106	2,944	3,054	2,414
Purchase Obligations	47,033	30,996	16,037	—	—
Derivative Liabilities	545,514	545,514	—	—	—
Other Long-Term Liabilities	2,378	—	—	2,378	—
Total Contractual Obligations	613,297	578,963	21,706	7,751	4,877

Lease obligations recognized relate to the Company’s headquarters and equipment leases. Lease obligations not recognized relate to the Company’s future lease commitments for its headquarters and leases with a maturity of less than one year. Purchase obligations relate to R&D commitments associated with the Ginkgo Strategic Partnership, the Technion research agreement and the MediPharm Supply Agreement. Derivative Liabilities represent obligations related to the Altria Strategic Investment. See note 14 “Derivative liabilities” to the Interim Financial Statements for more information related to Derivative Liabilities. Other long-term liabilities represent obligations to non-controlling interests.

Equity

During Q1 2019, in connection with the closing of the Altria Investment, the Company issued 149,831,154 common shares to Altria at a price of $16.25 per common share and the Altria Warrant for aggregate gross proceeds of approximately $2.4 billion (before taking into account any commissions, fees or expenses).

Pursuant to the Altria Investment, the Company incurred transaction costs of $34,662, of which $5,007 was allocated to share capital and $29,660 to the derivative liabilities based on the relative values assigned to the respective components. During the three and nine months ended September 30, 2019, the Company issued 2,514,459 and 2,565,397 common shares upon Altria's exercise of Top-up Rights, respectively, for gross cash proceeds of $40,860 and $41,688, in addition to $19,001 and $19,739 partial extinguishment of derivative liability respectively.

During Q3 2019, the Company issued 5,086,586 common shares as part of the purchase consideration for Redwood.

Financial Condition

The Company’s primary need for liquidity is to fund operations and capital expenditures. Cronos Group’s ability to fund operations and capital expenditures depends on, among other things, future operating performance and cash flows that are subject to general economic conditions and financial and other factors, including factors beyond the Company’s control.

Historically, the Company has primarily funded its operations through debt and equity financings. The Company believes that cash on hand will be sufficient to satisfy its operational needs through at least the next 12 months.

SHARE INFORMATION

The issued and outstanding common shares, along with shares potentially issuable, are as follows as of the date indicated below.

(Actual shares)	As at November 11, 2019
Issued and Outstanding Shares
Common Shares	343,764,207
Total Issued and Outstanding Shares	343,764,207
Potentially Issuable Shares
Stock Options	14,177,875
Warrants	18,066,662
Restricted Stock Units	732,972
Altria Warrant	76,392,046
Exercisable Top-up Rights	4,176,987
Total Potentially Issuable Shares	113,546,542

Total Outstanding and Potentially Issuable Shares	457,310,749

LEGAL PROCEEDINGS

As of the date of this MD&A, we are subject to three ongoing claims for damages. See note 20 “Commitments and contingencies” to the Interim Financial Statements for further discussions on our legal proceedings. We believe that all allegations in each proceeding are without merit and plan to vigorously defend ourselves; accordingly, no provision for loss has been recognized.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

As of the date of this MD&A, we have the following financial instruments: cash and cash equivalents, interest receivable, accounts receivable, advances to joint ventures, other investments, accounts payable and other liabilities, holdbacks payable, derivative liabilities and due to non-controlling interests. These financial instruments were not used in any hedging activities. See note 23 “Financial instruments” to the Interim Financial Statements for the assessment of related risks.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company has engaged in transactions with related parties as follows:

($ in 000s)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Key Management Compensation(1)
Short-Term Employee Benefits, Including Salaries and Fees	$429	$260	$925	$595
Share-Based Payments	1,362	385	2,575	1,080
Total Key Management Compensation	1,791	645	3,500	1,675
(1)	Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors.

During Q3 2019, no options (2018 – no options) were issued to key management. During YTD 2019, 1,180,160 options (2018 - 150,000 options) were issued to key management. As at September 30, 2019 and December 31, 2018, there were no balances payable to members of key management.

During Q3 2019, no options (2018 – no options) were issued to directors of the Company, excluding a director who was also a member of key management, and share-based payments of $0.3 million (2018 – $0.4 million) were recognized. During YTD 2019, no options (2018 – 550,000 options) were issued to directors of the Company, excluding a director who was also a member of key management, and shared-based payments of $0.7 million (2018 – $0.9 million) were recognized.

During Q3 2019 and YTD 2019, the Company recorded $1.7 million (2018 – nil) and $3.1 million (2018 – nil) respectively payable to Altria Pinnacle for various services.

During YTD 2019, the Company purchased machinery and equipment amounting to $1.5 million (ILS$4.3 million) from Altria Israel Ltd.

During Q3 2019, the Company entered into two separate loan agreements with its joint ventures Cronos GrowCo and NatuEra. Please refer to note 7 “Loans Receivable” to the Interim Financial Statements for additional information.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

Except as noted below, the IASB has not issued any new standards, amendments to standards, or interpretations that have impacted the Company during Q3 2019. Our adoption of previously issued new standards, amendments to standards, and interpretations are set forth below.

IFRS 16, Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases, predominantly IAS 17, Leases. The Company has applied IFRS 16 with an initial application date of January 1, 2019, in accordance with the transitional provisions specified in IFRS 16. As a result, the Company has changed its accounting policy for lease contracts as detailed in note 3 “Adoption of new accounting pronouncements” to the Interim Financial Statements. The Company has applied the following two practical expedients. First, the Company applied the simplified transition approach and did not restate comparative information. As a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019. Second, on transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, and IFRS Interpretations Committee (“IFRIC”), Determining whether an arrangement contains a lease, were not reassessed for whether there is a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

In accordance with the practical expedients applied, the Company has recognized lease liabilities and right-of-use assets at the date of initial application for leases previously classified as operating leases in accordance with IAS 17. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company has elected to measure the right-of-use assets at the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application. For the lease previously classified as a finance lease under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of initial application is equal to the carrying amount of the leased asset and lease liability immediately before the date of initial application.

IFRIC 23, Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 became effective for fiscal years beginning on or after January 1, 2019, with earlier application permitted. The Company has adopted this interpretation as of its effective date and has assessed no significant impact as a result of the adoption of this interpretation.

CRITICAL ACCOUNTING ESTIMATES

There have been no updates to the critical accounting estimates disclosed in the Company’s MD&A for the fiscal year ended December 31, 2018.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”), management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”), as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Management has designed DC&P and ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed, under the supervision of the CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

As at September 30, 2019, management concluded that the DC&P and ICFR were adequate and provide such reasonable assurances.

Changes in Internal Control Over Financial Reporting

Management has consistently embraced the importance of a robust ICFR program. In the ordinary course of business, we review our ICFR system and make changes to our applications and processes to improve such controls and increase efficiency, while ensuring that we maintain an adequate internal control environment. During Q3 2019, there were no changes in our ICFR that have materially affected, or are reasonably likely to materially affect, our ability to certify the design of our ICFR. The Company continues to invest in systems and improvement of internal controls, including the planned implementation of a tier one ERP system throughout 2020.

Limitations of Controls and Procedures

Because of its inherent limitations, any DC&P and ICFR system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system is meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to error or fraud, if any. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RISKS AND UNCERTAINTIES

We are subject to various risks that could have a material impact on us, our financial performance, condition and outlook. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of our securities could be materially and adversely affected. These risks include, but are not limited to, the following risks:

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We are reliant on our licenses, authorizations, approvals and permits for our ability to grow, store and sell cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements, including significant regulation under the Cannabis Act as well as various provincial, territorial and municipal legislation.

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Our ability to continue to grow, process, store and sell medical cannabis and participate in the Canadian medical and adult-use cannabis markets is dependent on the maintenance and validity of our licenses from Health Canada.

•	We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.
•	License holders, including our License Holders, are constrained by law in their ability to produce and market products.
•	The laws, regulations and guidelines generally applicable to the cannabis industry are changing and may change in ways currently unforeseen by us.
•	Changes in the regulations governing cannabis outside of Canada may adversely impact our business.
•	There can be no assurance that the legislation governing adult-use cannabis in Canada will allow for growth.
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The effect of the legalization of adult-use cannabis in Canada on the medical cannabis industry is still uncertain, and it may have a significant negative effect upon our medical cannabis business if our existing or future medical-use customers decide to purchase products available in the adult-use market instead of purchasing medical-use products from us.

•	We may be unsuccessful in competing in the legal adult-use cannabis market in Canada.
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Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

•	Our expansion into jurisdictions outside of Canada is subject to risks.
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Investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign countries, including varying degrees of political, legal and economic risk.

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If we choose to engage in other R&D activities outside of Canada, controlled substance and other legislation and treaties may restrict or limit our ability to research, manufacture and develop a commercial market for our products.

•	Our use of joint ventures may expose us to risks associated with jointly owned investments.

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There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

•	We and certain of our subsidiaries have limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.
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Our existing production facilities in Canada are integral to our operations and any adverse changes or developments affecting our facilities may impact our business, financial condition and results of operations.

•	We may not successfully execute our production capacity expansion strategy.
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The cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

•	The Canadian excise duty framework may affect profitability.
•	We are dependent on our senior management.
•	We may be subject to product liability claims.
•	Our products may be subject to recalls.
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We may be unable to attract or retain skilled labor and personnel with experience in the cannabis sector, and may be unable to attract, develop and retain additional employees required for our operations and future developments.

•	We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.
•	We may not be able to successfully develop new products or find a market for their sale.
•	The technologies, process and formulations we use may face competition or become obsolete.
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Clinical trials of cannabis-based medical products and treatments are novel terrain with very limited or non-existent clinical trials history; we face a significant risk that any trials will not result in commercially viable products and treatments.

•	We may fail to retain existing customers or acquire new customers.
•	We may not be able to achieve or maintain profitability and may continue to incur losses in the future.
•	We may not be able to secure adequate or reliable sources of funding required to operate our business.
•	The adult-use cannabis market in Canada may become oversupplied following the recent implementation of the Cannabis Act and the related legalization of cannabis for adult-use.
•	We must rely largely on our own market research to forecast sales and market demand which may not materialize.
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We may experience breaches of security at our facilities or fraudulent or unpermitted data access or other cyber-security breaches, which may cause our customers to lose confidence in our security and data protection measures and may expose us to risks related to breaches of applicable privacy laws.

•	If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches thereof.
•	We may become involved in regulatory or agency proceedings, investigations and audits.
•	We may be subject to, or prosecute, litigation in the ordinary course of business.
•	We may not be able to successfully manage our growth.
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We may compete for market share with other companies, both domestically and internationally, that may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

•	We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.
•	We may not supply the provinces and territories of Canada with our products in the quantities anticipated, or at all.
•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us and may, as a result, refuse to do business with us.
•	U.S. border officials could deny entry into the U.S. to our management, employees and/or investors.
•	Our cannabis cultivation operations are subject to risks inherent in an agricultural business.
•	Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.
•	We are vulnerable to third party transportation risks.
•	We are subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.
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We will seek to maintain adequate insurance coverage in respect of the risks we face, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover our potential liabilities.

•	We are subject to certain restrictions of the TSX which may constrain our ability to expand our business internationally.

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Failure to establish and maintain effective internal control over financial reporting may result in us not being able to accurately report our financial results, which could result in a loss of investor confidence and adversely affect the market price of our common shares.

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We are subject to risks related to the protection and enforcement of our intellectual property rights and may become subject to allegations that we are in violation of intellectual property rights of third parties.

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We license some intellectual property rights, and the failure of the owner of such intellectual property to properly maintain or enforce the intellectual property underlying such licenses could have a material adverse effect on our business, financial condition and performance.

•	Conflicts of interest may arise between us and our directors and officers, including as a result of the continuing involvement of certain of our directors with Altria and its affiliates.
•	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement and/or comply with any such changes.
•	Our financial performance is subject to risks of foreign exchange rate fluctuation which could result in foreign exchange losses.
•	The inability of our counterparties and customers to meet their financial obligations to us may result in financial losses.
•	Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.
•	Altria has significant influence over us following the closing of the Altria Investment.
•	We have discretion in the use of net proceeds from the Altria Investment and may not use them effectively.
•	We may not realize the benefits of our strategic partnership with Altria, which could have an adverse effect on our business and results of operations.
•	Any common shares issued pursuant to the exercise of the Altria Warrant will dilute shareholders.
•	Altria’s significant interest in the Company may impact the liquidity of the common shares.
•	The change of control provisions in certain of our existing or future contractual arrangements may be triggered upon the exercise of the Altria Warrant in part or in full.
•	Future sales of our common shares by Altria could cause the market price for our common shares to fall.
•	The market price for our securities may be volatile and subject to fluctuation in response to numerous factors, many of which are beyond our control.
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We are eligible to be treated as an “emerging growth company”, as defined in the Jumpstart Our Business Startups (JOBS) Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

•	We incur increased costs as a result of being a public company in the U.S., and our management is required to devote substantial time to U.S. public company compliance programs.
•	As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
•	We will lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
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We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of our securities.

•	A substantial number of our securities are owned by a limited number of existing shareholders.
•	It is not anticipated that any dividend will be paid to holders of common shares for the foreseeable future.
•	Investors in the U.S. may have difficulty bringing actions and enforcing judgments against us and others based on securities law civil liability provisions.
•	If we are a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. holders of our common shares.
•	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

A more detailed description of certain risks associated with the Company can be found under the heading “Risk Factors” in the AIF.

Additional Risks Relating to the Company’s U.S. Hemp Business

Future clinical research studies on the effects of cannabis, hemp and cannabinoids (such as CBD and THC) may lead to conclusions that dispute or conflict with our understanding and belief regarding their benefits, viability, safety, efficacy, dosing and social acceptance.

Research in Canada, the U.S. and elsewhere regarding the benefits, viability, safety, efficacy and dosing of cannabis, hemp or cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few studies on the benefits of cannabis, hemp or cannabinoids.

Although we believe that the existing public scientific literature generally supports our beliefs regarding the benefits, viability, safety and efficacy of cannabis, hemp and cannabinoids, future research may cast doubt or disprove such beliefs, or could raise or heighten concerns regarding cannabis, hemp and cannabinoids. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such literature. In addition, the FDA has raised several questions regarding the safety of CBD and gaps in the public scientific literature supporting the use of CBD by the general population.

Future research studies and clinical trials may draw opposing conclusions or reach negative conclusions regarding the benefits, viability, safety and efficacy related to the use of cannabis, hemp and cannabinoids, which could have a material and adverse effect on the demand for our products with the potential to lead to a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

We believe that the hemp industry in the U.S. is highly dependent upon broad social acceptance and positive consumer perception regarding the safety, efficacy and quality of hemp products, as well as consumer views concerning regulatory compliance and perceived similarities or differences between hemp and cannabis. Consumers, vendors, landlords/lessors, industry partners or third-party service providers may incorrectly perceive hemp products as cannabis, thereby confusing them for having the THC content of cannabis or for being illegal under U.S. federal law which potentially impacts our ability to sell our products or obtain the necessary services or supplies to manufacture, store or transport our products.

There is limited long-term data with respect to the efficacy and side effects of our products.

Some of our products contain hemp extract and combinations with other ingredients. There is limited long-term data with respect to efficacy, side effects and/or interaction of these substances with human or animal biochemistry. As a result, our products could have unexpected side effects, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions. In addition, if the products we sell do not or are not perceived to have the effects intended by the end user, our business may suffer.

The current controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for hemp vaporizer products and expose us to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). There is uncertainty as to the cause of these illnesses and deaths.  Focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products – THC, nicotine, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states and cities have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand. Further, state and federal regulators (including the FDA) are also considering the need to regulate and perhaps prohibit certain vaporizer devices and certain vaporizer products.

This controversy could well extend to the hemp market and the use of hemp-derived ingredients, including CBD, in vaporizer products as well as tinctures and other ingestible products. Any such extension could materially and adversely affect our hemp business, business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation is accelerating in the vaporizer marketplace and that litigation could potentially expand to hemp products, which would materially and adversely affect our hemp business, financial condition, operating results, liquidity, cash flow and operational performance.

We are subject to uncertainty regarding the legal and regulatory status of hemp, including with respect to U.S. federal and state implementation of the 2018 Farm Bill and related laws, including the Federal Food, Drug, and Cosmetic Act, and the interpretation or application of, or changes to, such laws and regulations may have material and adverse effects on our business, financial condition, operating results, liquidity, cash flow and operational performance.

In 2014, Congress passed the 2014 Farm Bill, which permitted the domestic cultivation of “industrial hemp” (defined as the plant Cannabis Sativa L. and any part of such plant, whether growing or not, with no more than 0.3% THC on a dry weight basis) as part of agricultural pilot programs adopted by individual states for the purposes of research by state departments of agriculture and institutions of higher education. There is significant uncertainty concerning the permissible scope of commercial activity under the 2014 Farm Bill. The 2014 Farm Bill only authorized institutions of higher education and state agricultural departments to cultivate industrial hemp, and only to do so for research purposes. However, it also gave significant discretion to states to regulate industrial hemp pilot programs. Many states that have adopted pilot programs have licensed private companies to cultivate and process industrial hemp. Additionally, many states have interpreted the 2014 Farm Bill to permit marketing research concerning industrial hemp through, among other things, commercial marketing and sale of industrial hemp and industrial hemp products. In contrast, the DEA, FDA and the United States Department of Agriculture (“USDA”) have taken the position that, under the 2014 Farm Bill, industrial hemp products may not be sold for the purpose of general commercial activity or in states without agricultural pilot programs that permit their sale for research marketing purposes; these agencies have also taken the position that, under the 2014 Farm Bill, industrial hemp plants and seeds may not be transported across state lines.

On December 20, 2018, the 2018 Farm Bill was signed into law. The 2018 Farm Bill, among other things, removes “hemp” (defined as the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis and its derivatives) from the Controlled Substances Act and amends the Agricultural Marketing Act of 1946 to permit the production and sale of hemp in the U.S. The 2018 Farm Bill tasks the USDA with promulgating regulations in relation to the cultivation and production of hemp. The 2018 Farm Bill also directs the USDA to promulgate federal regulations that would apply to the production of hemp in every state which does not put forth a state hemp plan for approval by the USDA. Until such time as the USDA approves state hemp plans or promulgates regulations for hemp production in states without approved plans, hemp production is governed by the more restrictive 2014 Farm Bill, and commercial production of hemp may violate federal law. There is uncertainty concerning the timing and manner of implementation of the 2018 Farm Bill. The USDA has proposed draft interim final rules on domestic hemp production and has released guidelines for sampling and testing procedures. There is a 60-day public comment period on the interim final rules, following which the USDA will begin its process to approve state plans. The USDA has committed to draft and publish a final set of rules within two years; however, the timing and content of the USDA’s regulations cannot be assured.

Additionally, states may adopt regulatory schemes that impose different levels of regulation and costs on the production of hemp.  Because states have not yet obtained USDA approval for state plans for commercial hemp production and cannot do so until the USDA promulgates regulations to review those plans, the timing of the adoption of state plans remains uncertain. Moreover, the 2018 Farm Bill provides that its provisions do not preempt or limit state laws that regulate the production of hemp. Accordingly, some states may choose to restrict or prohibit some or all hemp production or sales within the state and variances in states’ laws and regulations on hemp are likely to persist. Further, each state has discretion to develop and implement its own laws and regulations governing the manufacturing, marketing, labeling, and sale of hemp products, which will create a patchwork of different regulatory schemes applicable to such products.

Under the 2018 Farm Bill, the FDA has retained authority over the Federal Food, Drug, and Cosmetic Act-regulated products (e.g., drugs (human and animal), food (human and animal), dietary supplements and cosmetics) containing hemp and hemp-derived ingredients, including CBD. Moreover, states have retained regulatory authority through their own analogues to the Federal Food, Drug and Cosmetic Act, and the states may diverge from the federal treatment of the use of hemp as, or in, food, dietary supplements or topical cosmetic products. The FDA or applicable states (under their Controlled Substances Act and Federal Food, Drug, and Cosmetic Act analogues) may ultimately not permit the sale of non-pharmaceutical products containing hemp-derived ingredients, including CBD.

The FDA or particular states may ultimately prohibit the sale of some or all dietary supplements or conventional foods containing hemp and hemp-derived ingredients, including CBD.

The FDA has consistently taken the position that CBD, whether derived from hemp or cannabis, is prohibited from use as an ingredient in food and dietary supplements. This stems from its interpretation of the exclusionary clauses in the Federal Food Drug & Cosmetic Act because CBD has been approved as a prescription drug and is the subject of substantial clinical investigations as a drug, which have been made public. The exclusionary clauses under the Federal Food Drug & Cosmetic Act provide that a substance that has been approved and/or has been subject to substantial clinical investigations as a drug may not be used in a food or dietary supplement, unless the substance was first marketed in a food or dietary supplement prior to the initiation of substantial clinical investigations of the substance as a drug.

The FDA has not issued regulations that elaborate on the exclusionary clauses and the FDA has not taken any enforcement action in the courts asserting a violation of the exclusionary clauses. To date, the FDA has issued several warning letters to companies unlawfully marketing CBD products. In many of these cases, the manufacturer made unsubstantiated claims about the product being able to treat serious medical conditions (e.g., cancer, Alzheimer’s disease, opioid withdrawal and anxiety) and had not obtained drug approvals. Some of these letters were co-signed with the Federal Trade Commission (“FTC”) and cited the companies for making egregious claims about the efficacy of CBD which were not substantiated by competent and reliable scientific evidence. Recently, the FDA has issued warning letters against dietary supplement manufacturers for manufacturing CBD supplements in licensed facilities in addition to various other violations.

Until the FDA formally adopts regulations with respect to CBD products or announces an official position with respect to CBD products, there is a risk that the FDA could take enforcement action (e.g., warning letter, seizure, injunction) against the Company’s hemp-derived CBD products sold in the U.S.

The hemp industry in the U.S. is governed by various federal, state and local agencies and we may not always succeed in complying fully with applicable regulatory requirements.

The regulatory environment for the hemp industry in the U.S. is rapidly developing, and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that we may violate one or more applicable requirements. If our operations are found to be in violation of any such laws or any other governmental regulations, we may be subject to negative consequences, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, asset seizures, revocation or imposition of additional conditions on licenses to operate our business, the denial of regulatory applications (including by other regulatory regimes that rely on the positions of the DEA and FDA in the application of their respective regimes), the suspension or expulsion from a particular market or jurisdiction or of our key personnel, or the imposition of additional or more stringent inspection, testing and reporting requirements, any of which could adversely affect our business and financial results. Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licenses and other permits, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing costs relating to regulatory compliance.

Additionally, our advertising is subject to regulation by the FTC under the Federal Trade Commission Act as well as subject to regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994, and by state agencies under analogous state laws. In recent years, the FTC, the FDA and state agencies have initiated numerous investigations of food and dietary supplement products both because of their CBD content and based on allegedly deceptive or misleading marketing claims and have, on occasion, issued warning letters due to such claims. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes and could result in increased enforcement efforts, which would materially impact our business. Some states also permit content, advertising and labelling laws to be enforced by state attorney generals, who may seek civil and criminal penalties, relief for consumers, class action certifications, class wide damages and recalls of products sold by us. Private litigation may also seek relief for consumers, class action certifications, class wide damages and recalls of products sold by us. Any actions against us by governmental authorities or private litigants could have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

If the Company’s hemp business activities in the U.S. are found to be in violation of any of Untied States federal, state or local laws or any other governmental regulations:

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the Company may be subject to warning letters, fines, penalties, administrative sanctions, settlements, injunctions, product recalls and/or other enforcement actions arising from civil, administrative or other proceedings initiated that could adversely affect the Company’s business, financial condition, operating results, liquidity, cash flow and operational performance;

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the profits or revenues derived therefrom could be subject to money laundering statutes, including the Money Laundering Control Act, which could result in significant disruption to our Unites States hemp business operations and involve significant costs, expenses or other penalties; and

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the Company’s suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, on which the Company’s operations rely.

We may be required to submit a New Dietary Ingredient notification to the FDA, which may not be accepted without objection.

Even if the exclusionary clause issue is resolved in a manner favorable to us, we could be required to submit a New Dietary Ingredient (“NDI”) notification to the FDA with respect to hemp-derived ingredients, including CBD, used in dietary supplement products. This could depend on whether we can establish that a particular ingredient was marketed as a dietary ingredient in a dietary supplement prior to October 15, 1994 or is otherwise currently in the food supply in the same chemical form as used in our dietary supplement products.  If FDA objects to our NDI notification, this could prevent us from producing, marketing and selling hemp products.

The market for hemp products in the U.S. is relatively new and is subject to risks associated with an emerging industry. This industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

The hemp industry in the U.S. is a new and highly speculative industry that is rapidly expanding and may ultimately not be successful.  We face inherent challenges associated with being in a new market, including establishing reliable supply-chains and modernizing processing to compete with producers in other countries where industrial hemp cultivation and production of hemp products has already been established.  Therefore, we are subject to all of the business risks associated with a new business in a niche market, including risks of unforeseen capital requirements, failure of widespread market acceptance of hemp products, failure to establish business relationships and competitive disadvantages as against larger and more established competitors.

The market for hemp products in the U.S. is increasingly competitive.

The market for hemp products in the U.S. is competitive and evolving and we face strong competition from both existing and emerging companies that offer similar products. Some of our current and potential competitors may have longer operating histories, greater financial, marketing and other resources and larger customer bases than us.

Given the rapid changes affecting global, national and regional economies generally, and the hemp industry in particular, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to respond to, among other things, changes in the economy, regulatory conditions, market conditions and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

The number of competitors in the hemp industry in the U.S. is expected to increase, which could negatively impact our market share and demand for our products. Additionally, if the U.S. takes steps to legalize non-hemp cannabis products, the impact of such a development could result in new entrants into our market and increased levels of competition.

The FDA or particular states may seek to regulate our topically applied products containing hemp-derived ingredients, including CBD, as drugs, medical devices, or drug-device combination products.

The FDA may seek to regulate our topically applied products containing hemp-derived ingredients, including CBD, under its authorities for medical products (i.e., drugs, medical devices, or drug-device combination products). Specifically, the agency could assert that our lotions, oils, balms and creams are intended for use in diagnosing, treating, mitigating, or preventing disease or for use in affecting the structure or any function of the body. In making classification decisions, the agency considers a wide variety of factors to determine a product’s intended use; indeed, the FDA has sometimes asserted that a product qualifies as a drug based solely on the presence of an ingredient widely understood to have drug effects, even in the absence of express claims about them. While we do not market our lotions, oils, balms and creams as drugs for use in the treatment of diseases or their symptoms, the FDA could still assert that the products are intended for use as drugs, including based on the understood or presumed physical effects of topically administered cannabinoids.  Thus, we may not have the ability to successfully respond to such allegations simply by modifying labelling or advertising claims.  Ultimately, if the FDA asserts one of its medical product authorities over our lotion, oil, balm and cream products, and we cannot or elect not to comply with the onerous regulatory requirements applicable to the asserted medical product category (e.g., drug), we could be prevented from producing, marketing and selling topically applied products containing hemp-derived ingredients, including CBD.  In addition, states may similarly seek to regulate our topically applied products containing hemp-derived ingredients, including CBD, as medical products (i.e., drugs, medical devices, or drug-device combination products) under state analogues to the Federal Food, Drug, and Cosmetic Act or otherwise. States have also considered and established additional restrictions on, or requirements for, the marketing of topically applied products containing hemp-derived ingredients. If the states assert their medical product authorities over our topically applied products containing hemp-derived ingredients, including CBD, in a manner that we cannot address simply by modifying labelling or advertising claims, and we cannot or elect not to comply with the onerous regulatory requirements applicable to the asserted medical product category (e.g., drug), we could be prevented from producing, marketing and selling topically applied products containing hemp-derived ingredients, including CBD. Likewise, if the states enforce or adopt regulatory interpretations or restrictions that limit our ability to market our topically applied products containing hemp-derived ingredients, including CBD, in such states, it could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance.

The presence of trace amounts of THC in our hemp products not intended to contain THC may cause adverse consequences to users of such products that will expose us to the risk of liability and other consequences.

Some of our products that are intended to primarily contain hemp-derived CBD, or other products, may contain trace amounts of THC.  THC is an illegal or controlled substance in many jurisdictions, including under the federal laws of the U.S. Whether or not ingestion of THC (at low levels or otherwise) is permitted in a particular jurisdiction, there may be adverse consequences to consumers of our hemp products who test positive for any amounts of THC, even trace amounts, because of the presence of unintentional amounts of THC in our hemp products. In addition, certain metabolic processes in the body may negatively affect the results of drug tests. As a result, we may have to recall our products from the market. Positive tests for THC may adversely affect our reputation, ability to obtain or retain customers and participation in certain athletic or other activities. A claim or regulatory action against us based on such positive test results could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance.

The DEA could take action against us or the hemp industry.

There is substantial uncertainty concerning the legal status of hemp and hemp products containing hemp-derived ingredients, including CBD. The status of products derived from the cannabis or hemp plant, under both federal and state law can depend on the THC content of the plant or derivative (including whether the plant meets the statutory definition of “industrial hemp” or “hemp”), the part of the plant from which an individual or entity produces the derivative (including whether the plant meets the statutory definition of “marihuana” under the Controlled Substances Act), whether the cultivator, processor, manufacturer, or product marketer engages in cannabis-related activities for research versus purely commercial purposes, as well as the form and intended use of the product. The mere presence of a cannabinoid (such as CBD) is not dispositive as to whether the product is legal or illegal. For example, under U.S. law, products containing CBD may be unlawful if derived from cannabis not meeting the statutory definition of “industrial hemp” or “hemp,” if the product has impermissible THC content (i.e., greater than 0.3% on a dry weight basis), or if derived from industrial hemp grown outside the parameters of an approved industrial hemp pilot program or hemp cultivated in violation of the 2018 Farm Bill.  Because the chemical and molecular composition of the ingredients in the product itself does not determine its legality, we may be subject to enforcement action, even if based on a mistaken understanding of the facts, relating to our products.

Additionally, before enactment of the 2018 Farm Bill, the DEA had taken the position that it was not practical to produce extracts that contain more than trace amounts of CBD using parts of the plant that were excluded from the definition of marihuana. Even after enactment of the 2018 Farm Bill, the DEA may not treat all products containing hemp-derived ingredients, including CBD, as exempt from the Controlled Substances Act. If the DEA takes action against us or the hemp industry, this could have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

We may be required to obtain various permits, licenses and approvals in connection with our hemp business.

We may be required to obtain and maintain certain permits, licenses and approvals in the jurisdictions where we source, process, or sell products derived from hemp. We may be unable to obtain or maintain any necessary licenses, permits or approvals. Moreover, we and/or third-party suppliers of hemp oil or hemp extract products could be required to obtain a Controlled Substances Act permit, which would likely not be a feasible option for retail products. Failure to obtain such licenses, permits or approvals, or any material delay in receiving these items is likely to delay and/or inhibit our ability to conduct our business, and would have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

Hemp plants are vulnerable to specific agricultural risks that may have a material and adverse effect on our hemp operations.

Hemp is typically harvested in or around the month of October. Hemp plants can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. Such instances often lead to reduced crop quality, stunted growth and/or death of the plant. Moreover, hemp is “phytoremediative” (meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted). Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. If hemp used in our products is found to have levels of pathogens, toxins, chemicals or other undesirable compounds that exceed permitted limits, it may have to be destroyed. Should the hemp used in our products be lost due to pathogens, toxins, chemicals or other undesirable compounds, or if we or our suppliers are otherwise unable to obtain hemp for use in our products on an ongoing basis, it may have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

Upcoming Change in Issuer’s GAAP

Effective December 31, 2019, the Company will become a domestic issuer under the rules of the U.S. Securities and Exchange Commission and will no longer qualify as a “foreign private issuer” under those rules. As a result, the Company will have to prepare its December 31, 2019 audited annual financial statements in accordance with U.S. Generally Accepted Accounting Principles (“U.S.  GAAP”), with such change being applied retrospectively. The extent of the impact of this change in accounting framework has not yet been quantified, but the Company anticipates that the results for the year ended December 31, 2019, will include two reportable segments: the U.S. and Rest of World. We also intend to report the results, including comparative financial information, in USD.

ADDITIONAL INFORMATION

Our Canadian filings, including the AIF, are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Our reports and other information filed with the SEC are available on the SEC’s Electronic Document Gathering and Retrieval System at www.sec.gov.